Exhibit 99.1

Almacenes Éxito S.A.

Condensed consolidated financial statements for interim periods

As of March 31, 2025, and December 31, 2024, and for the three-month periods ended March 31, 2025, and 2024

Almacenes Éxito S.A.

Condensed Consolidated Statement of Financial Position for Interim Periods

As of March 31, 2025, and December 31, 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	March 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents	7	985,557	1,345,710
Trade receivables and other receivables	8	493,727	659,699
Prepayments	9	24,289	33,654
Receivables from related parties	10	32,219	37,670
Inventories, net	11	2,796,003	2,818,786
Financial assets	12	1,782	4,525
Tax assets	24	607,856	553,916
Assets held for sale	41	2,645	2,645
Total current assets		4,944,078	5,456,605
Non-current assets
Trade receivables and other receivables	8	9,967	10,459
Prepayments	9	10,560	11,210
Receivables from related parties	10	446	-
Financial assets	12	14,255	15,141
Deferred tax assets	24	269,158	253,085
Property, plant and equipment, net	13	4,185,725	4,261,625
Investment property, net	14	1,809,370	1,828,326
Rights of use asset, net	15	1,716,143	1,728,352
Other intangible assets, net	16	389,937	400,714
Goodwill	17	3,273,010	3,297,086
Investments accounted for using the equity method	18	301,623	291,554
Other assets		398	398
Total non-current assets		11,980,592	12,097,950
Total assets		16,924,670	17,554,555
Current liabilities
Loans, borrowings, and other financial liability	20	1,904,965	1,984,727
Employee benefits	21	4,214	4,055
Provisions	22	33,231	47,327
Payables to related parties	10	44,162	43,757
Trade payables and other payable	23	3,948,618	4,408,479
Lease liabilities	15	300,247	299,456
Tax liabilities	24	119,686	119,210
Other financial liabilities	25	74,174	60,481
Other liabilities	26	168,998	230,068
Total current liabilities		6,598,295	7,197,560
Non-current liabilities
Loans, borrowings, and other financial liability	20	255,701	273,722
Employee benefits	21	34,492	34,776
Provisions	22	13,896	14,068
Trade payables and other payables	23	1,731	22,195
Lease liabilities	15	1,666,047	1,684,788
Deferred Tax Liabilities	24	296,961	304,235
Tax liabilities	24	6,688	7,321
Other liabilities	26	363	378
Total non-current liabilities		2,275,879	2,341,483
Total liabilities		8,874,174	9,539,043
Equity
Issued share capital	27	4,482	4,482
Reserves	27	1,518,855	1,491,467
Other equity components	27	5,207,839	5,192,563
Equity Attributable to Non-Controlling Interests		1,319,320	1,327,000
Total equity		8,050,496	8,015,512
Total liabilities and equity		16,924,670	17,554,555

The accompanying notes are an integral part of the unaudited condensed separate interim financial statements

Almacenes Éxito S.A.

Condensed Consolidated Statement of profit or loss for Interim Periods

For the three-month periods ended March 31, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to March 31, 2025	January 1 to March 31, 2024
Continuing operations
Revenue from contracts with customers	28	5,404,642	5,275,139
Cost of sales	11	(4,021,869)	(3,953,186)
Gross profit		1,382,773	1,321,953

Distribution, administrative and selling expenses	29	(1,200,784)	(1,205,139)
Other operating revenue	31	11,468	11,668
Other operating expenses	31	(2,128)	(31,340)
Other (loss) income, net	31	7,013	(1,914)
Operating profit		198,342	95,228

Financial income	32	46,245	102,777
Financial cost	32	(123,217)	(185,487)
Share of profit (loss) in associates and joint ventures	18	10,070	(22,060)
Profit (loss) before income tax from continuing operations		131,440	(9,542)
Income tax (expense)	24	(3,716)	1,562
Profit for the year		127,724	(7,980)

Profit (Loss) Attributable to:
Owners of the Parent		93,147	(37,863)
Non-Controlling Interests		34,577	29,883
Profit (Loss) for the Period		127,724	(7,980)

Earnings per share (*)
Basic earnings per share (*):
Basic Earnings (Loss) per Share from Continuing Operations Attributable to Owners of the Parent	33	71.77	(29.17)

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

Almacenes Éxito S.A.

Condensed Consolidated Statement of Comprehensive Income for Interim Periods

For the three-month periods ended March 31, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to March 31, 2025	January 1 to March 31, 2024

Net profit (loss) for the period		127,724	(7,980)

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Loss from financial instruments designated at fair value through other comprehensive Income	27	(111)	(396)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(111)	(396)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Gain (loss) from translation exchange differences (1)	27	(129,259)	67,872
Gain (Loss) on Exchange Differences from Conversion of the Put Option (2)	27	5,545	(19,779)
Gain from cash flow hedge	27	1,848	2,897
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(121,866)	50,990
Total other comprehensive income		(121,977)	50,594
Total comprehensive income		5,747	42,614

Total Comprehensive Income Attributable to:
Owners of the Parent		(26,614)	7,451
Non-Controlling Interests		32,361	35,163

(1) Refers to exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2) This corresponds to the exchange differences arising from the conversion to the reporting currency of the Put Option on the subsidiary Grupo Disco Uruguay S.A.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Changes in Equity for Interim Periods

As of March 31, 2025, and December 31, 2024

(Amounts expressed in millions of Colombian pesos)

	Attributable to the shareholders of the parent
	Issued Capital	Share Premium	Treasury Shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividend distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other components of equity	Total	Non-controlling interest	Total equity
	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27	Nota 27
Balance as of December 31, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	339,496	1,431,125	(2,304,046)	534,333	1,910,807	6,100,677	1,321,132	7,421,809
Declared dividend (Note 37)	-	-	-	-	(65,529)	-	-	-	(65,529)	-	-	-	(65,529)	(28,593)	(94,122)
Net Result	-	-	-	-	-	-	-	-	-	-	(37,863)	-	(37,863)	29,883	(7,980)
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	65,093	-	-	65,093	5,280	70,373
Appropriation to reserves	-	-	-	-	125,998	-	-	-	125,998	-	(125,998)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(2,798)	(2,794)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	324,817	324,817	-	324,817
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	(19,779)	-	7,675	(12,104)	(6,096)	(18,200)
Other movements	-	-	-	-	-	-	-	15,722	15,722	-	(15,610)	-	112	-	112
Balance as of March 31, 2024	4,482	4,843,466	(319,490)	7,857	570,387	418,442	155,412	355,218	1,507,316	(2,258,732)	354,862	2,243,303	6,375,207	1,318,808	7,694,015

Balance as of December 31, 2024	4,482	4,843,466	(319,490)	7,857	586,096	418,442	155,412	323,660	1,491,467	(2,307,004)	464,211	2,511,380	6,688,512	1,327,000	8,015,512
Declared dividend (Note 37)	-	-	-	-	(27,398)	-	-	-	(27,398)	-	-	-	(27,398)	(30,066)	(57,464)
Net Result	-	-	-	-	-	-	-	-	-	-	93,147	-	93,147	34,577	127,724
Other comprehensive income, excluding the adjustment for the conversion of the put option	-	-	-	-	-	-	-	-	-	(125,306)	-	-	(125,306)	(2,216)	(127,522)
Appropriation to reserves	-	-	-	-	54,786	-	-	-	54,786	-	(54,786)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in change of control	-	-	-	-	-	-	-	-	-	-	-	4	4	(416)	(412)
Inflation effect of the subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	78,810	78,810	-	78,810
Changes in the fair value of the put option on non-controlling interests, including related conversion adjustments (Note 20)	-	-	-	-	-	-	-	-	-	5,545	-	17,756	23,301	(9,559)	13,742
Other movements	-	-	-	-	-	-	-	-	-	-	106	-	106	-	106
Balance as of March 31, 2025	4,482	4,843,466	(319,490)	7,857	613,484	418,442	155,412	323,660	1,518,855	(2,426,765)	502,678	2,607,950	6,731,176	1,319,320	8,050,496

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

Almacenes Éxito S.A.

Condensed Consolidated Statement of Cash Flows for Interim Periods

For the three-month periods ended March 31, 2025, and 2024

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to March 31, 2025	January 1 to March 31, 2024
Operating activities
Profit (loss) for the year		127,724	(7,980)
Adjustments to reconcile profit (loss) for the year
Current income tax	24	23,672	32,575
Deferred tax	24	(19,956)	(34,137)
Interest, loans and lease expenses	32	81,677	88,184
Losses (gain) due to difference in unrealized exchange (1)		(20,010)	(2,329)
(Gain) loss from changes in fair value of derivative financial instruments	32	5,738	(576)
Expected credit loss, net	8.1	543	3,184
(Gain) Impairment of property, plant and equipment and investment property, net	11.1	(11,472)	3,217
Reversal of impairment of property, plant and equipment, investment properties, and right-of-use assets	13; 14; 15	(2,995)	-
Employee benefit provisions	21	561	561
Provisions and reversals	22	3,256	19,392
Depreciation of property, plant and equipment, right of use asset and investment property	13; 14; 15	160,285	158,767
Amortization of other intangible assets	16	7,729	8,091
Result from the Application of the Equity Method		(10,070)	22,060
(Gains) losses on disposals and retirements of non-current assets		(4,017)	3,916
Other Non-Cash Adjustments		13,773	1,638
Cash generated from operating activities before changes in working capital		356,438	296,563
Decrease in trade receivables and other receivables		150,255	98,470
Decrease in prepayments		9,100	8,892
Decrease (increase) in receivables from related parties		4,954	(13,881)
(Increase)decrease in inventories		11,155	(174,592)
(Increase) in tax assets		30,754	13,994
(Decrease) in Employee Benefits		(382)	(259)
Payments and Decreases of Provisions	22	(16,438)	(5,774)
(Decrease) increase in trade payables and other accounts payable		(443,979)	(792,008)
(Decrease) in accounts payable to related parties		406	9,737
Decrease in tax liabilities		(22,200)	(7,818)
(Decrease) in other liabilities		(59,737)	(82,417)
Income tax, net		(87,617)	(88,869)
Net cash flows (used in) from operating activities		(67,291)	(737,962)
Investing activities
Contributions to Joint Ventures		(446)	(38,750)
Acquisition of Property, Plant and Equipment	13.1	(44,434)	(97,224)
Acquisition of investment property	14	(1,184)	(5,908)
Acquisition of other intangible assets	16	(681)	(6,353)
Proceeds of the sale of property, plant and equipment		7,985	1,343
Net cash flows (used in) investing activities		(38,760)	(146,892)
Financing activities
Proceeds from financial assets		576	551
(Payments of) payments received from collections on behalf of third parties		11,646	(2,031)
Proceeds from Financial Liabilities	20	166,897	1,034,777
Payments of loans and borrowings	20	(234,450)	(80,981)
Payments of interest of loans and borrowings	20	(57,402)	(27,119)
Lease liabilities paid	15.2	(76,570)	(77,404)
Interest in lease liabilities paid	15.2	(38,913)	(37,693)
Dividends Paid	37	(15,409)	(28,956)
Payments to Non-Controlling Interests		(412)	(2,794)
Net cash flows (used in) provided by financing activities		(244,037)	778,350
Net decrease (increase) in cash and cash equivalents		(350,088)	(106,504)
Effects of Changes in Exchange Rates		(10,065)	9,041
Cash and cash equivalents at the beginning of period	7	1,345,710	1,508,205
Cash and cash equivalents at the end of period	7	985,557	1,410,742

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

(1) Some figures in the March 2024 financial statements have been disaggregated, providing users with greater detail. The Company's management considered that these figures do not influence the economic decisions made by users regarding the financial statements issued in 2025.

Note 1. General information

Almacenes Éxito S.A. was incorporated in accordance with Colombian laws on March 24, 1950; its headquarters are located at Carrera 48 No 32 B Sur - 139, Envigado, Colombia. The Company's duration is set to expire on December 31, 2150. Hereinafter, Éxito and its subsidiaries will be referred to as Grupo Éxito.

The Company has been listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia; In April 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the Brazilian Securities and Exchange Commission (CVM). In August 2023, Almacenes Éxito S.A. obtained registration as a foreign issuer at the United States Securities and Exchange Commission (SEC).

The issuance of the condensed consolidated financial statements for the interim periods as of March 31, 2025, was authorized by the Board of Directors of the Parent Company, as evidenced in the minutes of the mentioned body dated May 15, 2025.

Grupo Éxito’s corporate purpose primarily consists of:

-	Acquiring, storing, transforming, and generally distributing and selling under any commercial modality, including financing, all kinds of goods and products, both domestic and foreign, wholesale and retail, through physical or virtual means.
-	Providing complementary services such as granting credits for the acquisition of goods, offering insurance, conducting money transfers and remittances, providing mobile phone services, selling travel and tour packages, repairing and maintaining movable goods, conducting procedures, and selling energy.
-	Leasing commercial premises, receiving or granting the lease or other mere tenancy rights to sales spaces or business areas within its commercial establishments intended for the distribution of goods or products and the provision of complementary services.
-	Establishing, financing, or promoting companies or businesses with other natural or legal persons whose purpose is the production of objects, goods, articles, or the provision of services related to the operation of commercial establishments.
-	Acquiring real estate, building commercial premises for establishing stores, shopping centers, or other suitable places for the distribution of goods, without prejudice to the fact that, with a rational land utilization approach, it may sell floors or premises, lease them, or exploit them in another convenient manner, as well as investing in real estate, promoting, and executing real estate projects of any kind and in any form of real estate.
-	Applying funds for investment purposes to acquire shares, bonds, commercial papers, and other freely traded securities in the market for taking advantage of fiscal incentives established by law, as well as making temporary investments in liquid securities for temporary productive use; conducting firm factoring operations with its own resources, constituting guarantees on its movable or immovable assets, and executing financial transactions that allow it to acquire funds or other assets
-	Distributing liquid petroleum derivatives as a wholesaler and retailer through service stations, alcohol, biofuels, compressed natural gas and any other fuel applied to the automotive, industrial, fluvial, maritime, and air sectors in all their forms.

From January 22, 2024, as of March 31, 2025, the immediate parent company of the Company is Cama Commercial Group Corp., which holds 86.84% (direct) stake in the Company’s share capital. Cama Commercial Group Corp. is controlled by Clarendon Worldwide S.A., which in turn is controlled by Fundación El Salvador del Mundo, ultimately controlled by Francisco Javier Calleja Malaina.

A business group situation is registered with the Chamber of Commerce of Aburrá Sur by the company Almacenes Éxito S.A.

Note 1.1. Stock ownership in the subsidiaries included in the unaudited condensed consolidated interim financial statements.

Below is detailed stock ownership in the subsidiaries included in the consolidated financial statements as of March 31, 2025, and December 31, 2024:

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Incorporation of companies / Provision of telecommunications networks and services	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Provision of national and international cargo transportation services.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Provision of platform access services / Electronic commerce.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Storage of goods under customs control.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Fideicomiso Lote Girardot	Acquisition of ownership rights to the property in the name of the Company.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Marketing of electrical energy.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	n/a	100.00%	0.00%
Éxito Industrias S.A.S.	Activities with all kinds of textile goods / Operation of e-commerce platforms.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	n/a	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Exploitation of activities related to tourism.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Gestión Logística S.A.	Provision of general services, as well as purchase and sale of furniture and real estate.	Almacenes Éxito S.A.	Colombia	Panamá	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Direct or indirect acquisition of property rights over galleries and shopping centers.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%
Spice Investment Mercosur S.A.	Making general investments.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	n/a	100.00%	0.00%
Onper Investment 2015 S.L.	Securities management and administration activities.	Almacenes Éxito S.A.	Argentina	España	100.00%	n/a	100.00%	0.00%
Patrimonio Autónomo Iwana	Development of the operation of the Iwana Shopping Center.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	n/a	51.00%	49.00%

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Development and maintenance of the operation of the Viva Barranquilla Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Development of the operation of the Viva Laureles Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Development of the operation of the Viva Sincelejo Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Development of the operation of the Viva Villavicencio Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Development of the operation of the San Pedro Plaza Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Development of the operation of the San Pedro Shopping Center Stage II.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Development, hosting and maintaining the operation of the Viva Palmas Shopping Center.	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Grupo Disco Uruguay S.A.	Investment holding company.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	76.65%	100.00%	76.65%	23.35%
Devoto Hermanos S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Retail marketing through supermarket chains.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Costa y Costa S.A.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Modasian S.R.L.	Self-service supermarket.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tipsel S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Self-service food products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Ardal S.A.	Self-service of various products.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Hipervital S.A.S.	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lublo	Self-service supermarket.	Devoto Hermanos S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Retail marketing through supermarket channels	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ameluz S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Fandale S.A.	Investment holding company.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Odaler S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
La Cabaña S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ludi S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Hiper Ahorro S.R.L.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	69.15%	23.35%
Maostar S.A.	Self-service supermarket.	Grupo Disco Uruguay S.A.	Uruguay	Uruguay	50.01%	76.65%	38.33%	61.67%
Semin S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%

Name	Main Activity	Direct Controlling Entity	Segment	Country	Stock ownership of direct controlling entity 2024	Direct Ownership	Direct and Indirect Ownership	Non-controlling interest
Randicor S.A.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Ciudad del Ferrol S.C.	Self-service supermarket.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	76.65%	75.12%	24.88%
Setara S.A.	Self-service supermarket.	Odaler S.A.	Uruguay	Uruguay	100.00%	76.65%	76.65%	23.35%
Mablicor S.A.	Self-service supermarket.	Fandale S.A.	Uruguay	Uruguay	51.00%	76.65%	39.09%	60.91%
Vía Artika S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Investment holding company.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Supermarket and wholesale store operations	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Investment holding company.	Vía Artika S.A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

Nota 1.2. Subsidiaries with Significant Non-Controlling Interest

As of March 31, 2025, and December 31, 2024, the following are the subsidiaries with significant non-controlling interests:

	Percentage of equity interest held by non-controlling interests
	March 31, 2025	December 31, 2024
Patrimonio Autónomo Viva Palmas	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	54.10%	54.10%
Patrimonio Autónomo Iwana	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	49.00%	49.00%
Patrimonio Autónomo Viva Malls	49.00%	49.00%
Grupo Disco Uruguay S.A.	23.35%	30.85%

Note 2. Preparation bases and other material accounting policies

The consolidated financial statements as of December 31, 2024, and the condensed consolidated financial statements for the interim periods as of March 31, 2025, and for the quarters ended March 31, 2025, and March 31, 2024; have been prepared in accordance with the International Financial Reporting Standards (IFRS) authorized by the International Accounting Standards Board (IASB) and established in Colombia through Law 1314 of 2009, regulated by Decree 2420 of 2015, "Single Regulatory Decree for Accounting and Financial Reporting Standards and Information Assurance," along with the other amending decrees.

The condensed consolidated financial statements for the interim periods ended March 31, 2025, and March 31, 2024, are presented in accordance with IAS 34 and should be read in conjunction with the separate financial statements as of December 31, 2024, which were presented in accordance with IAS 1 and do not include all the information required for separate financial statements presented in accordance with this IAS. The notes to these condensed interim consolidated financial statements do not provide non-significant updates to the information provided in the notes to the separate financial statements as of December 31, 2024. Notes have been included to explain events and transactions that are relevant to an understanding of the changes in Grupo Éxito's financial position and operating performance since December 31, 2024, and to update the information presented in the separate financial statements as of December 31, 2024.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments and financial instruments measured at fair value, as well as non-current assets and disposal group of assets measured at the lowest between their carrying amount and their fair value less their cost of sale.

Exito Group has prepared the financial statements on the basis that it will continue as a going concern.

Note 3. Basis of Consolidation

All significant transactions and balances between subsidiaries have been eliminated upon consolidation, and non-controlling interests, representing the ownership interests of third parties in the subsidiaries, have been recognized and presented separately within consolidated equity.

The consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all its subsidiaries. Subsidiaries are entities (including special purpose entities) over which control is exercised directly or indirectly. Special purpose entities refer to autonomous trusts established for a defined purpose or limited duration. The list of subsidiaries is provided in Note 1.

Control is the ability to direct the relevant activities, such as the financial and operating policies of the investee (subsidiary). Control exists when the investor has power over the investee, is exposed to variable returns from its involvement with it and has the ability to affect those returns. In general, it is presumed that most voting rights results in control. To support this presumption, and when Almacenes Éxito S.A. holds less than the majority of voting rights or similar rights in an investee, the Almacenes Éxito S.A considers all relevant facts and circumstances to assess whether it has power over the investee.

When assessing whether Almacenes Éxito S.A. controls a subsidiary, the existence and effect of currently exercisable potential voting rights are considered. Subsidiaries are consolidated from the date control is transferred and are excluded from consolidation from the date control ceases.

Transactions that involve a change in ownership interest without a loss of control are recognized in equity. Cash flows or payments to non-controlling interests arising from changes in ownership interests that do not result in a loss of control are classified as financing activities in the statement of cash flows.

In transactions that involve a loss of control, the entire interest in the subsidiary is derecognized, any retained interest is recognized at its fair value, and the resulting gain or loss from the transaction is recognized in profit or loss, including the corresponding items from other comprehensive income. Cash flows arising from the acquisition or loss of control of a subsidiary are classified as investing activities in the statement of cash flows.

When a subsidiary is held for sale or its operations are discontinued, but control is still retained, its assets and liabilities are classified as assets held for sale and presented on a single line in the statement of financial position. The results of discontinued operations are presented separately in the consolidated income statement.

The results for the period and each component of other comprehensive income are attributed to the owners of the parent company and to non-controlling interests.

For the consolidation of the financial statements, all subsidiaries apply the same policies and accounting principles adopted by Almacenes Éxito S.A.

The assets, liabilities, revenues, and expenses of the subsidiaries, as well as the foreign currency revenues and expenses of Almacenes Éxito S.A., have been converted into Colombian pesos using observable exchange rates in the market at the period-end date and the average exchange rate for the period, as follows:

	Closing rates (*)		Average rates (*)
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
US Dollar	4,192.57	4,409.15	4,193.17	4,071.35
Uruguayan Peso	99.43	100.98	97.29	101.25
Argentinian Peso	3.91	4.28	3.98	4.46
Euro	4,528.84	4,565.71	4,412.69	4,403.73

(*)	Expressed in Colombian Pesos.

Nota 4. Accounting policies

The condensed consolidated financial statements for the interim periods as of March 31, 2025, have been prepared using the same accounting policies, measurements, and bases applied in the preparation of the consolidated financial statements as of December 31, 2024, which are duly disclosed in the consolidated financial statements presented at the end of that year, except for the standards, new interpretations and amendments applicable from January 1, 2025.

The adoption of the new standards effective from January 1, 2025, as mentioned in Note 5.1, did not result in significant changes to these accounting policies compared to those used in the preparation of the consolidated financial statements as of December 31, 2024, and no significant impacts were observed upon adoption.

Nota 5. Regulatory changes

Nota 5.1. Standards and Interpretations issued by the International Accounting Standards Board -IASB applicable to the Group

Standard	Description	Impact
Amendment to IAS 21 – Lack of Convertibility

This Amendment, which modifies IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish accounting requirements when a currency is not exchangeable for another currency, specifying the exchange rate to be used and the information to be disclosed in the financial statements.

The Amendment will enable companies to provide more useful information in their financial statements and assist investors by addressing an issue that was not previously covered under accounting requirements for the effects of exchange rate fluctuations.

This amendment had no impact on the financial statements.

Nota 5.2. New standards and Interpretations Issued, not yet effective

Standard	Description	Impact
IFRS 18 - Presentation and Disclosure in the Financial Statements

This standard replaces IAS 1 - Presentation of Financial Statements, transferring many of its requirements without any changes

Its objective is to assist investors in analyzing the financial performance of companies by providing more transparent and comparable information to make better investment decisions. It introduces three sets of new requirements:

a. Improvement of the comparability of the income statement: Currently, there is no specific structure for the income statement. Companies choose the subtotals they wish to include, declaring an operating result, but the method of calculating it varies from one company to another, which reduces comparability. The standard introduces three defined categories of income and expenses (operations, investment, and financing) to improve the structure of the income statement, and requires all companies to present new defined subtotals

b. Greater transparency of performance measures defined by management: Most companies do not provide enough information for investors to understand how performance measures are calculated and how they relate to the subtotals in the income statement. The standard requires companies to disclose explanations regarding specific performance measures related to the income statement, referred to as management-defined performance measures.

c. A more useful grouping of information in the financial statements: Investor analysis is hindered if the disclosed information is too summarized or too detailed. The standard provides more detailed guidance on how to organize the information and its inclusion in the primary financial statements or in the notes.

It is estimated that no significant impacts will arise from the application of this IFRS.

Standard	Description	Impact
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

It allows companies to simplify the reporting systems and processes, thus reducing the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of those financial statements for their users.

Subsidiaries that apply IFRS for SMEs or national accounting standards when preparing their financial statements often maintain two sets of accounting records because the requirements of these standards differ from those of IFRS.

This standard will address these challenges in the following ways:

- Allowing subsidiaries to maintain a single set of accounting records to meet the needs of both their parent company and the users of their financial statements.

-Reducing disclosure requirements and adapting them to the needs of the users of their financial statements

A subsidiary applies IFRS 19 if and only if:

a. It does not account publicly (generally, it is not listed on the stock exchange and is not a financial institution); and

b. The subsidiary's immediate or ultimate parent produces consolidated financial statements that are publicly available and comply with IFRS.

It is estimated that no significant impacts will arise from the application of this IFRS.

Amendment to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

This Amendment clarifies the classification of financial assets with environmental, social, and corporate governance characteristics and similar features. According to the characteristics of the contractual cash flow, there is confusion as to whether these assets should be measured at amortized cost or at fair value.

With these modifications, the IASB has introduced additional disclosure requirements to improve transparency for investors regarding investments in equity instruments designated at fair value through other financial instruments and comprehensive income with contingent features; for example, aspects related to environmental, social, and corporate governance affairs.

Additionally, these Amendments clarify the requirements for derecognition of financial assets or liabilities through electronic payment systems. The modifications clarify the date when a financial asset or liability is derecognized.

The IASB also developed an accounting policy allowing the derecognition of a financial liability before the cash is delivered on the settlement date if the following criteria are met: (a) the entity cannot withdraw, stop, or cancel the payment instructions; (b) the entity cannot access the cash that will be used for the payment instruction; and (c) there is no significant risk with the electronic payment system.

It is estimated that no significant impacts will arise from the application of these amendments.

Annual Improvements to IFRS Standards

This document issues several minor amendments to the following standards: IFRS 1 First-time Adoption, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

The amendments issued include clarifications, cross-referencing adjustments of standards, outdated references, changes in illustrative examples, and revisions to certain paragraph words. The aim is to enhance the comprehensibility of these standards and avoid ambiguities in their interpretation.

It is estimated that no significant impacts will arise from the application of these improvements.

Amendment to IFRS 9 and IFRS 7 – Contracts referencing electricity that depends on nature.

In this amendment, the IASB makes some modifications to the disclosures that companies must make when using electricity contracts that depend on nature as hedging instruments. Key aspects of this amendment include:

- Clarifying the application of the own-use requirements.

- Allowing hedge accounting when these contracts are used as hedging instruments.

- Adding new disclosure requirements that enable investors to understand the effect of these contracts on a company's financial performance and cash flows.

It is estimated that no significant impacts will arise from the application of these amendments.

Standard	Description	Impact
IFRS S1 - General requirements for sustainability-related financial disclosures.

The objective of IFRS S1 - General requirements for sustainability-related financial disclosures, is to require an entity to disclose information about all sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term. These risks and opportunities are collectively referred to as 'sustainability-related risks and opportunities that could reasonably be expected to affect the entity’s outlook.' The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

IFRS S2 - Climate-related Disclosures.

The objective of IFRS S2 - Climate-related Disclosures is to require an entity to disclose information about all climate-related risks and opportunities that could reasonably be expected to affect the entity’s cash flow, its access to financing, or cost of capital in the short, medium, or long term (collectively referred to as 'climate-related information'). The information is expected to be useful to the primary users of financial reports with general purpose when making decisions about providing resources to the entity.

The Management is evaluating the impacts of the application of this IFRS.

Note 6. Significant events

Discontinuation of the BDR program (Forward-looking statements)

On February 14, 2025, the Company informs the market and the holders of Level II sponsored Depositary Receipts, backed by issued shares ("BDRs"), that B3 S.A. – Brazil, Bolsa, Balcão and the CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program ("BDR Program").

Withdrawal of ADS (American Depositary Shares)

On January 8, 2025, the last day of trading of the ADS on the New York Stock Exchange ("NYSE") took place. The Company also notified its depositary, JPMorgan Chase Bank N.A., of the termination of the ADS program, which became effective on January 21, 2025. As a result, the last trading day of the Company’s ADS was January 17, 2025.

There was a change in the Company’s shareholding structure as a result of the withdrawal of JPMorgan Chase Bank NA FBO Holders Of DR ÉXITO ADR as the depositary of its American Depositary Shares (“ADRs”) program following its termination, and the reduction in the interest of Itaú Unibanco S.A. – BDR Program as the depositary of its BDR program after the announcement of the start of the voluntary discontinuation process on April 17, 2025.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is as follows:

	March 31, 2025	December 31, 2024
Cash in hand and at banks	815,999	1,153,057
Certificates of deposit and securities (1)	136,593	156,469
High liquidity funds (2)	26,564	16,954
Funds	1,463	1,434
Bonds	-	17,784
Other cash equivalents	4,938	12
Total cash and cash equivalents	985,557	1,345,710

(1)	The balance consists of Fixed-term Deposits $113,658, Treasury Bonds (TES) $13,229, Investment in Certificates (CDT) $9,660, and National Tax Refund Bonds $46.

(2)	The balance is as follows:

	March 31, 2025	December 31, 2024
Fiducolombia S.A.	15,782	13,820
BBVA Asset S.A.	5,062	233
Credicorp Capital	5,013	125
Corredores Davivienda S.A.	425	1,984
Fiduciaria Bogota S.A.	180	188
Fondo de Inversión Colectiva Abierta Occirenta	102	604
Total high liquidity funds	26,564	16,954

The increase corresponds to new fiduciary rights to be used in Exito’s Group operations.

As of March 31, 2025, Exito Group recorded returns generated from cash in banks and cash equivalents amounting to $8,132 (March 31, 2024 - $11,917), which were recognized as financial income, as detailed in Note 32.

As of March 31, 2025, and December 31, 2024, cash and cash equivalents are not subject to any restrictions or encumbrances that limit their availability.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables (Note 8.1)	324,756	467,400
Other accounts receivable (Note 8.2)	178,938	202,758
Total trade receivables and other receivables	503,694	670,158
Current	493,727	659,699
Non-Current	9,967	10,459

Nota 8.1. Trade receivables

The balance of trade receivables is as follows:

	March 31, 2025	December 31, 2024
Trade receivables	283,180	419,384
Rentals and dealers	35,376	42,741
Sale of real-estate project inventories (1)	10,826	10,800
Employee funds and lending	3,901	4,626
Allowance for expected credit loss	(8,527)	(10,151)
Total trade receivables	324,756	467,400

(1)	The balance corresponds to the long-term sale of the Copacabana real estate project

An impairment test is performed at each reporting period-end. The measurement rates are based on the days overdue for groupings of various customer segments with similar loss patterns (such as product type and customer rating, among others). The calculation reflects the result of a reasonable and sustainable weighted probability based on available information at the reporting date, considering past events and current conditions. Generally, trade receivables and other receivables are written off if they are overdue for more than one year.

The expected credit loss provision is recognized as an expense in the period's results. During the period ended March 31, 2025, the net effect of portfolio impairment on operational results corresponds to an expense of $543 (March 31, 2024 - expense of $3,184).

The movement provision of the expected credit loss during the period was as follows:

Balance as of December 31, 2023	9,663
Additions (Note 29)	6,379
Reversal of allowance for expected credit losses (Note 31)	(3,195)
Write-off of receivables	(1,229)
Effect of exchange difference from translation into presentation currency	(89)
Balance as of March 31, 2024	11,529

Balance as of December 31, 2024	10,151
Additions (Note 29)	6,139
Reversal of allowance for expected credit losses (Note 31)	(5,596)
Other reclassifications	(1,386)
Write-off of receivables	(602)
Effect of exchange difference from translation into presentation currency	(179)
Balance as of March 31, 2025	8,527

Note 8.2. Other receivables

The balance of other accounts receivable is as follows:

	March 31, 2025	December 31, 2024
Business agreements (1)	67,779	77,190
Loans or advances to employees	31,738	34,894
Recoverable taxes (2)	26,029	29,294
Sale of property, plant, and equipment (3)	7,628	389
Money remittances	5,059	8,857
Long-term receivables	4,177	3,405
Maintenance fees	2,217	2,711
Money transfer services	600	1,575
Other receivables (4)	33,711	44,443
Total other receivables	178,938	202,758

(1)	The variation mainly corresponds to the decrease in the receivable from the Family Compensation Fund (Cafam) related to family subsidies for $3,176. Additionally, there was a reduction in the receivable from agreements with companies providing benefits to their members for $4,810.

(2)	The decrease mainly corresponds to the offsetting of the VAT credit balance.

(3)	The increase mainly corresponds to the sale of the Country lot in Bogotá for $6,986.

(4)	It Corresponds mainly to accounts receivable from seizures, gift card issuance, and shopping mall management fees.

Trade receivables and other receivables by age

The details by age of trade receivables and other receivables, excluding impairment, are as follows:

Period	Total	Less than 30 days	Between 31 and 60 days	Between 61 and 90 days	More than 90 days
March 31, 2025	512,221	470,377	4,413	1,399	36,032
December 31, 2024	680,309	630,243	4,105	2,255	43,706

Note 9. Prepayments

The balance of prepayments is as follows:

	March 31, 2025	December 31, 2024
Insurance	11,594	18,479
Lease payments (1)	11,125	12,441
Maintenance	6,165	7,040
Advertising	1,462	1,968
Other prepayments	4,503	4,936
Total prepayments	34,849	44,864
Current	24,289	33,654
Non-current	10,560	11,210

(1)	It corresponds to the leases paid in advance of the following real estate:

	March 31, 2025	December 31, 2024
Almacén Carulla Castillo Grande	6,276	7,104
Almacén Éxito San Martín	3,183	2,856
Proyecto Arábica	-	36
Various shops	1,666	2,445
Total leases	11,125	12,441

Note 10. Related parties

The following companies are considered related parties, with whom no transactions have been carried out as of the date of presentation of these financial statements:

-	Fundación Salvador del mundo;
-	N1 Investments, Inc.;
-	Clarendon Wolrwide S.A.;
-	Avelan Enterprise, Ltd.;
-	Foresdale Assets, Ltd.;
-	Invenergy FSRU Development Spain S.L.;
-	Talgarth Trading Inc.;
-	Cama Comercial Group. Corp.;

Note 10.1. Significant agreements

Transactions with related parties primarily refer to transactions between Grupo Éxito and its joint ventures, and other related entities, and were accounted for substantially in accordance with the prices, terms, and conditions agreed upon between the parties under normal market conditions, and no free or compensated services were provided. The agreements are detailed below:

-	Puntos Colombia S.A.S.: Agreement on terms and conditions for the redemption and accumulation of points under its loyalty program, among other services

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by Grupo Éxito through credit cards, (ii) the use of these credit cards inside and outside Grupo Éxito's stores, and (iii) the use of other financial services agreed upon between the parties within Grupo Éxito's stores.

-	Sara ANV S.A.: Agreement on terms and conditions for the provision of services.

Note 10.2. Transactions with related parties

Transactions with related parties refer to revenue from the sale of goods and other services, as well as costs and expenses related to the purchase of goods and services received.

As mentioned in Note 1, as of March 31, 2025, the parent company of Almacenes Éxito is Cama Commercial Group Corp.

The value of income from transactions with related parties is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Joint ventures (1)	14,291	15,937
Other related parties (2)	297	-
Total	14,588	15,937

(1)	The amount of revenue with each joint venture is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Compañía de Financiamiento Tuya S.A.
Recovery of commercial activations	11,754	12,576
Yields from bonds, coupons, and energy	1,130	1,341
Real estate leases	1,012	1,083
Services	97	296
Total	13,993	15,296

Puntos Colombia S.A.S.
Services	159	406

Sara ANV S.A.
Personnel payroll reimbursement	139	235

Total	14,291	15,937

(2)	The revenue corresponds to the sale of goods to the company Calleja S.A. de C.V.

The amount of costs and expenses with related parties is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Joint ventures (1)	30,634	28,799
Key management personnel (2)	14,988	43,672
Members of the Board	37	403
Other related parties	14	-
Total	45,673	72,874

(1)	The amount of costs and expenses with each joint venture is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Compañía de Financiamiento Tuya S.A.
Commissions on means of payment	2,557	3,257

Puntos Colombia S.A.S.
Cost of customer loyalty program	28,077	25,542

Total	30,634	28,799

(2)	The transactions between Exito Group and key management personnel, including legal representatives and/or administrators, mainly correspond to the employment relationship established between the parties.

The compensation for key management personnel is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Short-term employee benefits	14,603	43,365
Post-employment benefits	385	307
Total	14,988	43,672

Note 10.3. Receivables from related parties

The balance of receivables and other non-financial assets with related parties is as follows:

	Receivables		Other non-financial assets
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Joint ventures (1)	31,916	37,664	446	-
Other related parties (2)	303	6	-	-
Total	32,219	37,670	446	-
Current	32,219	37,670	-	-
Non-current	-	-	446	-

(1)	The balances correspond to the following joint ventures and the following items:

-	Receivables:

	March 31, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.
Commercial activations, services, and coupon collection	657	3,350
Other services	2,406	1,301
Total	3,063	4,651

Puntos Colombia S.A.S.
Redemption of points	28,750	32,960

Sara ANV S.A.
Other services	103	53

Total	31,916	37,664

-	Other non-financial assets:

The balance of $446 as of March 31, 2025, corresponds to payments made to Sara ANV S.A. for the subscription of shares.

(2)	The balance corresponds to Calleja S.A. de C.V. for the purchase of goods.

Note 10.4. Payables to related parties

The balance of payables to related parties is as follows:

	March 31, 2025	December 31, 2024
Joint ventures (1)	44,162	43,757
Total	44,162	43,757

(1)	The balance of payables for each joint venture is as follows:

	March 31, 2025	December 31, 2024
Puntos Colombia S.A.S (a)	44,096	43,725
Compañía de Financiamiento Tuya S.A.	66	32
Total payables joint ventures	44,162	43,757

(a)	It corresponds to the issuance of points (accumulations) issued.

Note 10.5. Lease liabilities with related parties

The balance of lease liability with related parties is as follows:

	March 31, 2025	December 31, 2024
Joint Ventures (1)	15,395	11,973

(1)	It corresponds to collections received from third parties for the use of the Éxito Card, owned by Compañía de Financiamiento Tuya S.A. (Note 25).

Note 11. Inventories, net and Cost of sales

Note 11.1. Inventories, net

The balance of inventories is as follows:

	March 31, 2025	December 31, 2024
Inventories, net (1)	2,667,734	2,700,309
Inventories in transit	55,120	42,892
Raw materials	43,969	42,090
Materials, spares, accessories and consumable packaging	15,454	16,542
Real estate project inventories (2)	13,716	16,941
Production in process	10	12
Total inventories, net	2,796,003	2,818,786

(1)	The movement of the losses on inventory obsolescence and damage, included as lower value in inventories, during the reporting periods is as follows:

Balance as of December 31, 2023,	19,583
Loss recognized during the period (Note 11.2.)	3,217
Effect of exchange difference from translation into presentation currency	(66)
Balances as of March 31, 2024,	22,734

Balance as of December 31, 2024	31,114
Reversal of loss recognized during the period (Note 11.2.)	(11,472)
Effect of exchange difference from translation into presentation currency	(217)
Balance as of March 31, 2025	19,425

(2)	For 2025, it corresponds to the Éxito Occidente real estate project for $11,584 (December 31, 2024 - $14,809) and the Éxito La Colina real estate project for $2,132 (December 31, 2024 - $2,132).

As of March 31, 2025, and December 31, 2024, the inventories are free from restrictions or encumbrances that limit their marketability or realizability.

Note 11.2. Cost of sales

The information related to the cost of sales, impairment, and the losses and reversals of impairment recognized in inventories is presented below:

	January 1 to March 31, 2025	1 January to March 31, 2024
Cost of goods sold (1)	4,542,800	4,424,523
Trade discounts and purchase rebates	(740,150)	(706,281)
Logistics costs (2)	164,358	173,514
Damage and loss	66,333	58,213
(Gain) Loss recognized during the period (Note 11.1)	(11,472)	3,217
Total cost of sales	4,021,869	3,953,186

(1)	For the quarter ended March 31, 2025, it includes $7,854 of depreciation and amortization costs (March 31, 2024 - $7,091).

(2)	The balance is composed of the following items:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Employee benefits	93,199	91,699
Services	40,699	55,778
Depreciations and amortizations	20,180	18,745
Leases	3,453	1,296
Maintenance and repair	1,665	1,379
Packaging and marking material	1,657	1,335
Upload and download operators	1,423	1,477
Fuels	855	445
Insurance	166	171
Other minors	1,061	1,189
Total logistics costs	164,358	173,514

Note 12. Financial assets

The balance of financial assets is as follows:

	March 31, 2025	December 31, 2024
Financial assets measured at fair value through other comprehensive income (1)	13,880	14,739
Derivative financial instruments (2)	1,383	4,469
Financial assets measured at fair value through profit or loss	409	458
Derivative financial instruments designated as hedge instruments (3)	365	-
Total financial assets	16,037	19,666
Current	1,782	4,525
Non-current	14,255	15,141

(1)	Financial assets measured at fair value through other comprehensive income correspond to equity investments that are not held for trading. The details of these investments are as follows:

	March 31, 2025	December 31, 2024
Bond investments	12,443	13,302
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	33	33
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	13,880	14,739

(2)	The derivatives are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,191.79 1 EUR / $4,533.42	MUSD / $22.000 MEUR / $1.790	1,383

The details of the maturity dates of these instruments as of March 31, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	215	486	682	-	-	1,383

As of December 31, 2024, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	USD / COP EUR / COP	1 USD / $4,409.15 1 EUR / $4,580.67	MUSD / $30.477 MEUR / $0.900	4,469

The details of the maturity dates of these instruments as of December 31, 2024, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	2,234	2,160	75	-	-	4,469

(3)	The derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and payables – Purchase of assets (Note 23)	USD/COP	1 USD / $4,125.53	5.2MUSD	642	-	365

The details of the maturity dates of these hedging instruments as of March 31, 2025, are as follows:

	Less than 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	365	-	-	-	-	365

As of March 31, 2025, and December 31, 2024, financial assets have no restrictions or liens that limit their negotiability or realization, except for judicial deposits related to the subsidiaries Libertad S.A. and Grupo Disco del Uruguay S.A. in the amount of $34 (December 31, 2024 – $55), included under the line item 'Financial assets measured at fair value through profit or loss’.

As of March 31, 2025, and December 31, 2024, no impairment in value was observed in any of the assets.

Note 13. Property, plant and equipment, net

The balance of property, plant, and equipment, net is as follows:

	March 31, 2025	December 31, 2024
Land	1,288,682	1,297,769
Buildings	2,346,269	2,356,882
Machinery and equipment	1,289,459	1,286,429
Furniture and fixtures	818,936	821,603
Assets under construction	59,758	52,703
Installations	218,840	221,036
Improvements to third-party properties	789,766	799,085
Vehicles	31,655	31,973
Computers	427,770	429,005
Others	289	289
Total property, plant and equipment, gross	7,271,424	7,296,774
Accumulated depreciation	(3,078,153)	(3,024,319)
Impairment	(7,546)	(10,830)
Total property, plant and equipment, net	4,185,725	4,261,625

The movements in the cost of property, plant, and equipment, its accumulated depreciation and its impairment during the presented period are as follows:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third-party properties	Vehicles	Computers	Others	Total
Balance as of December 31, 2023	1,145,625	2,149,905	1,204,968	751,496	48,456	183,485	768,322	23,148	389,756	289	6,665,450
Additions	157	215	7,426	3,229	7,964	1,530	4,644	1,696	2,668	-	29,529
Increase (decrease) from movements between property, plant and equipment accounts	-	-	354	2,508	(3,408)	311	230	-	5	-	-
(Disposals and derecognition)	-	-	(5,301)	(1,884)	(110)	(164)	(7,410)	(2)	(276)	-	(15,147)
Effect of exchange differences on translation into presentation currency	3,734	6,028	4,533	5,296	1,465	8,241	13,758	(469)	951	-	43,537
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(730)	(202)	(127)	-	-	-	(82)	-	(1,141)
Hyperinflation adjustments	79,716	107,496	16,023	14,432	-	-	-	3,966	18,679	-	240,312
Balance as of March 31, 2024	1,229,232	2,263,644	1,227,273	774,875	54,240	193,403	779,544	28,339	411,701	289	6,962,540

Balance as of December 31, 2024	1,297,769	2,356,882	1,286,429	821,603	52,703	221,036	799,085	31,973	429,005	289	7,296,774
Additions	-	1,328	10,594	2,583	10,546	917	1,675	-	1,265	-	28,908
Increase (decrease) from movements between property, plant and equipment accounts	-	290	1,516	137	(2,778)	1,177	(349)	-	7	-	-
(Disposals and derecognition)	-	(1)	(4,625)	(1,795)	(93)	(935)	(5,085)	-	(726)	-	(13,260)
Effect of exchange differences on translation into presentation currency	(29,613)	(40,214)	(7,517)	(7,057)	(1,972)	(3,355)	(5,305)	(1,643)	(6,440)	-	(103,116)
(Decrease) by transfer from other balance sheet accounts	(247)	-	-	-	-	-	-	(161)	-	-	(408)
Increase by transfer from Investment Property	-	58	-	-	-	-	-	-	-	-	58
(Decrease) from transfers to (from) other balance sheet accounts - tax assets	-	-	(1,046)	(227)	(127)	-	(255)	-	(69)	-	(1,724)
Hyperinflation adjustments	20,773	27,926	4,108	3,692	1,479	-	-	1,486	4,728	-	64,192
Balance as of March 31, 2025	1,288,682	2,346,269	1,289,459	818,936	59,758	218,840	789,766	31,655	427,770	289	7,271,424

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third- party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance as of December 31, 2023		575,427	702,416	552,182		105,595	372,997	17,920	264,134	4	2,590,675
Depreciation		13,194	22,962	14,284		3,038	10,099	313	9,530	-	73,420
(Disposals and withdrawals)		-	(4,815)	(621)		(111)	(4,319)	(2)	(274)	-	(10,142)
Effect of exchange differences on translation into presentation currency		933	2,932	4,918		4,774	5,013	(358)	710	-	18,922
Other minor changes		14	-	-		-	-	134	-	-	148
Hyperinflation adjustments		43,625	12,861	10,760		-	-	4,285	15,747	-	87,278
Balance as of March 31, 2024		633,193	736,356	581,523		113,296	383,790	22,292	289,847	4	2,760,301

Balance as of December 31, 2024		713,606	801,441	628,114		120,286	405,383	26,582	328,903	4	3,024,319
Depreciation		13,163	22,693	13,361		3,438	9,415	269	9,107	-	71,446
(Disposals and withdrawals)		-	(3,077)	(1,696)		(527)	(1,581)	-	(723)	-	(7,604)
Effect of exchange differences on translation into presentation currency		(15,906)	(5,619)	(5,606)		(1,775)	(1,815)	(1,332)	(5,966)	-	(38,019)
Increase by transfer from other balance sheet accounts		6	-	-		-	-	-	90	-	96
Hyperinflation adjustments		14,450	3,985	3,523		-	-	1,416	4,541	-	27,915
Balance as of March 31, 2025		725,319	819,423	637,696		121,422	411,402	26,935	335,952	4	3,078,153

Impairment losses	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third- party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance as of December 31, 2023	-	-	-	-	-	-	5,010	-	-	-	5,010
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	224	-	-	-	224
Balance as of March 31, 2024	-	-	-	-	-	-	5,234	-	-	-	5,234

Balance as of December 31, 2024	-	-	-	-	-	-	10,830	-	-	-	10,830
(Reversals) Impairment losses	-	-	-	-	-	-	(3,051)	-	-	-	(3,051)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(233)	-	-	-	(233)
Balance as of March 31, 2025	-	-	-	-	-	-	7,546	-	-	-	7,546

The assets under construction are represented by those assets in the process of construction, assembly, or installation that are not yet in the expected condition for use by Grupo Éxito’s management, and on which the costs directly attributable to the construction process continue to be capitalized, when they are eligible assets.

Within the cost of property, plant, and equipment, no balances of estimates for dismantling costs or similar are included, as Grupo Éxito's evaluation and analysis have determined that there are no contractual or legal obligations requiring these estimates at the time of acquisition.

As of March 31, 2025, and December 31, 2024, property, plant, and equipment are free from restrictions or encumbrances that limit their realizability or marketability, and there are no contractual commitments for the acquisition, construction, or development of property, plant, and equipment.

As of March 31, 2025, and December 31, 2024, property, plant, and equipment do not have residual values affecting their depreciable amounts.

As of March 31, 2025, and December 31, 2024, Exito Group holds insurance policies covering the risk of loss on these assets.

Information on impairment testing is presented in Note 34.

Note 13.1. Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to March 31, 2025	January 1 to March 31, 2024
Additions	28,908	29,529
Financing of property, plant, and equipment – Additions	(53,888)	(100,396)
Financing of property, plant, and equipment – Payments	69,414	168,091
Acquisition of property, plant and equipment in cash	44,434	97,224

Note 14. Investment properties, net

Grupo Éxito’s investment properties consist of commercial premises and land held to generate rental income from operating lease contracts or future appreciation in their value.

The balance of investment properties, net, is as follows:

	March 31, 2025	December 31, 2024
Land	285,105	286,701
Buildings	1,955,444	1,952,221
Constructions in progress	7,369	18,012
Total cost of investment properties	2,247,918	2,256,934
Accumulated depreciation	(430,591)	(420,651)
Impairment	(7,957)	(7,957)
Total investment properties, net	1,809,370	1,828,326

The movements in the cost of investment properties and in the accumulated depreciation during the presented period are as follows:

Cost	Land	Buildings	Constructions in progress	Total
Balance as of December 31, 2023	263,172	1,671,190	22,613	1,956,975
Additions	-	-	5,908	5,908
Effect of exchange differences on the translation into presentation currency	1,293	(11,415)	(34)	(10,156)
Hyperinflation adjustments	12,126	133,613	342	146,081
Balance as of March 31, 2024	276,591	1,793,388	28,829	2,098,808

Balance as of December 31, 2024	286,701	1,952,221	18,012	2,256,934
Additions	-	51	1,133	1,184
(Decrease) from transfers from property, plant and equipment	-	-	(58)	(58)
Increase (decrease) from movements between investment properties accounts	-	11,696	(11,696)	-
Effect of exchange differences on the translation into presentation currency	(4,755)	(43,343)	(109)	(48,207)
Hyperinflation adjustments	3,159	34,813	87	38,059
Others	-	6	-	6
Balance as of March 31, 2025	285,105	1,955,444	7,369	2,247,918

Accumulated depreciation	Buildings
Balance as of December 31, 2023	295,673
Depreciation	8,329
Effect of exchange differences on the translation into presentation currency	(3,396)
Hyperinflation adjustments	43,591
Balance as of March 31, 2024	344,197

Balance as of December 31, 2024	420,651
Depreciation	8,656
Effect of exchange differences on the translation into presentation currency	(14,611)
Hyperinflation adjustments	15,895
Balance as of March 31, 2025	430,591

As of March 31, 2025, and December 31, 2024, investment properties are free from restrictions or encumbrances that limit their realizability or marketability.

As of March 31, 2025, and December 31, 2024, Grupo Éxito has no commitments for the acquisition, construction, or development of investment properties. Additionally, there is no third-party compensation for damaged or lost investment properties.

Note 35 presents the fair values of the investment properties, which were based on valuations performed annually by an independent third party.

Note 15. Leases

Note 15.1. Right-of-use assets, net

The balance of right-of-use assets, net, is as follows:

	March 31, 2025	December 31, 2024
Right-of-use assets	3,663,391	3,626,895
Accumulated depreciation	(1,932,698)	(1,883,078)
Impairment	(14,550)	(15,465)
Total right-of-use assets, net	1,716,143	1,728,352

The movements in the cost of right-of-use assets and in their accumulated depreciation during the presented period are as follows:

Cost
Balance as of December 31, 2023	2,980,106
Increase from new contracts	61,975
Remeasurements from existing contracts (1)	430,921
Derecognition, reversal and disposal (2)	(4,751)
Effect of exchange differences on the translation into presentation currency	24,923
Other changes	(381)
Balance as of March 31, 2024	3,492,793

Balance as of December 31, 2024	3,626,895
Increase from new contracts	5,172
Remeasurements from existing contracts (1)	69,859
Derecognition, reversal and disposal (2)	(25,585)
Effect of exchange differences on the translation into presentation currency	(12,950)
Balance as of March 31, 2025	3,663,391

Accumulated depreciation
Balance as of December 31, 2023	1,612,996
Depreciation	77,018
Disposals and withdrawals (2)	(3,778)
Effect of exchange differences on the translation into presentation currency	10,156
Other changes	(144)
Balance as of March 31, 2024	1,696,248

Balance as of December 31, 2024	1,883,078
Depreciation	80,183
(Decrease) from new measurements	(992)
Disposals and withdrawals (2)	(25,585)
Effect of exchange differences on the translation into presentation currency	(3,986)
Balance as of March 31, 2025	1,932,698

Impairment loss
Balance as of December 31, 2023	5,857
Disposals and withdrawals (2)	(15)
Effect of exchange differences on the translation into presentation currency	262
Balance as of March 31, 2024	6,104

Balance as of December 31, 2024	15,465
Impairment loss	56
Disposals and withdrawals (2)	(719)
Effect of exchange differences on the translation into presentation currency	(252)
Balance as of March 31, 2025	14,550

(1)	It is primarily due to the extension of lease terms, indexations, and modifications in the leases.

(2)	It is primarily due to the early termination of lease contracts.

The balance of the cost of right-of-use assets by underlying asset class is as follows:

	March 31, 2025	December 31, 2024
Buildings	3,637,368	3,600,071
Vehicles	14,027	14,711
Land	11,996	12,113
Total	3,663,391	3,626,895

The balances of accumulated depreciation of right-of-use assets by underlying asset class are as follows:

	March 31, 2025	December 31, 2024
Buildings	1,920,846	1,869,479
Vehicles	7,730	9,669
Land	4,122	3,930
Total accumulated depreciation of right-of-use assets	1,932,698	1,883,078

The depreciation expense by underlying asset class is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Buildings	79,221	75,449
Vehicles	715	1,073
Land	247	191
Equipment	-	305
Total depreciation expense	80,183	77,018

Grupo Éxito is not exposed to future cash outflows from extension options and termination options. Additionally, there are no residual value guarantees, restrictions, or obligations imposed by leases.

As of March 31, 2025, the average remaining term of the lease contracts is 12 years (December 31, 2024 – 11 years), which is also the average remaining depreciation term of the right-of-use assets.

Note 15.2. Lease liabilities

The balance of the lease liability is as follows:

	March 31, 2025	December 31, 2024
Lease liabilities	1,966,294	1,984,244
Current	300,247	299,456
Non-current	1,666,047	1,684,788

The movements in the lease liability are as follows:

Balance as of December 31, 2023	1,567,959
Increase due to new contracts	61,975
Accrued interest (Note 32)	36,964
Remeasurements from existing contracts	430,921
Write-off, reversal, and disposal	(1,089)
Payment of lease liabilities	(77,404)
Interest payments on lease liabilities	(37,693)
Effect of exchange differences on the translation into presentation currency	17,230
Balance as of March 31, 2024	1,998,863

Balance as of December 31, 2024	1,984,244
Increase due to new contracts	5,172
Accrued interest (Note 32)	37,552
Remeasurements from existing contracts	70,851
Write-off, reversal, and disposal	(969)
Payment of lease liabilities	(76,570)
Interest payments on lease liabilities	(38,913)
Effect of exchange differences on the translation into presentation currency	(15,073)
Balance as of March 31, 2025	1,966,294

Below are the future lease liability payments as of March 31, 2025:

Up to one year	390,005
From 1 to 5 years	1,021,652
More than 5 years	1,253,194
Minimum installments for lease liabilities (*)	2,664,851
Future financing (expenses)	(698,557)
Total minimum net installments for lease liabilities	1,966,294

(*) This amount includes principal and interest.

Note 16. Other intangible assets, net

The balance of other intangible assets, net is as follows:

	March 31, 2025	December 31, 2024
Trademarks	298,947	302,322
Computer software	216,992	223,864
Rights	27,359	27,471
Others	154	156
Total cost of other intangible assets	543,452	553,813
Accumulated amortization	(153,515)	(153,099)
Total other intangible assets, net	389,937	400,714

The changes in the cost of intangible assets and in accumulated amortization during the reported period are as follows:

Cost	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023	250,879	278,893	23,385	90	553,247
Additions	4	6,349	-	-	6,353
(Disposals and derecognition)	-	(6,055)	-	-	(6,055)
Effect of exchange differences on the translation into presentation currency	2,571	1,425	(151)	(4)	3,841
Hyperinflation adjustments	26,272	-	1,538	37	27,847
Balance as of March 31, 2024	279,726	280,612	24,772	123	585,233

Balance as of December 31, 2024	302,322	223,864	27,471	156	553,813
Additions	-	681	-	-	681
(Disposals and derecognition)	-	(6,993)	-	-	(6,993)
Effect of exchange differences on the translation into presentation currency	(10,221)	(560)	(603)	(12)	(11,396)
Hyperinflation adjustments	6,846	-	491	10	7,347
Balance as of March 31, 2025	298,947	216,992	27,359	154	543,452

Accumulated amortization	Trademarks(1)	Computer software	Rights	Other	Total
Balance as of December 31, 2023		185,455	1,354	69	186,878
Amortization		8,091	-	-	8,091
Effect of exchange differences on the translation into presentation currency		1,133	(68)	(4)	1,061
Hyperinflation adjustments		-	920	36	956
(Disposals and derecognition)		(5,674)	-	-	(5,674)
Balance as of March 31, 2024		189,005	2,206	101	191,312

Balance as of December 31, 2024		149,181	3,783	135	153,099
Amortization		7,639	-	90	7,729
Effect of exchange differences on the translation into presentation currency		(433)	(326)	(12)	(771)
Transfers		-	-	(90)	(90)
Hyperinflation adjustments		-	532	9	541
(Disposals and derecognition)		(6,993)	-	-	(6,993)
Balance as of March 31, 2025		149,394	3,989	132	153,515

(1)	The balance of trademarks is shown below:

Operating segment	Brand	Useful life	March 31, 2025	December 31, 2024
Uruguay	Miscellaneous	Indefinite	116,820	118,634
Argentina	Libertad	Indefinite	95,694	97,255
Colombia	Miscellaneous	Indefinite	86,433	86,433
			298,947	302,322

Trademarks and rights have an indefinite useful life. Grupo Éxito considers that there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows; therefore, they are not amortized.

As of March 31, 2025, and December 31, 2024, the other intangible assets do not have any restrictions or encumbrances that limit their realization or marketability. Additionally, there are no commitments to the acquisition or development of intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	March 31, 2025	December 31, 2024
Spice Investment Mercosur S.A.	1,459,300	1,477,494
Retail trade Colombia	1,454,094	1,454,094
Libertad S.A.	360,633	366,515
Total goodwill	3,274,027	3,298,103
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,273,010	3,297,086

Exito Group has evolved in its operational management, adopting a comprehensive approach to retail business instead of analyzing each brand separately. As of December 31, 2024, cash flows, revenues, and costs are managed in an integrated manner, prioritizing the overall performance of each business line, which has led to a change in accounting estimates. The management, aligned with the new parent entity, has transitioned to performance reporting based on business lines, such as retail and real estate, rather than extensive segmentation by brand or store. As a result, the retail business will be consolidated into a single UGE encompassing all brands for Colombia.

Changes in goodwill are shown below:

	Cost	Impairment loss	Net
Balance as of December 31, 2023	3,081,639	(1,017)	3,080,622
Effect of exchange differences on the translation into presentation currency	41,923	-	41,923
Hyperinflation adjustments	99,010	-	99,010
Balance as of March 31, 2024	3,222,572	(1,017)	3,221,555

Balance as of December 31, 2024	3,298,103	(1,017)	3,297,086
Effect of exchange differences on the translation into presentation currency	(49,877)	-	(49,877)
Hyperinflation adjustments	25,801	-	25,801
Balance as of March 31, 2025	3,274,027	(1,017)	3,273,010

Goodwill has an indefinite useful life due Grupo Éxito’s intended use of it, therefore, it is not amortized.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method is as follows:

Company	Classification	March 31, 2025	December 31, 2024
Compañía de Financiamiento Tuya S.A.	Joint venture	280,523	271,627
Puntos Colombia S.A.S.	Joint venture	19,424	17,691
Sara ANV S.A.	Joint venture	1,676	2,236
Total investments accounted for using the equity method		301,623	291,554

There are no restrictions on the ability of joint ventures to transfer funds in the form of cash dividends, or the reimbursement of loans or advances made.

It has no contingent liabilities incurred in connection with its interest in them.

Grupo Éxito has no implicit obligations assumed on behalf of investments accounted for using the equity method, arising from losses that exceed the investment held, except as mentioned in Note 22.

Investments are not subject to any restrictions or encumbrances that affect the investment held.

The corporate objects, other corporate information, and financial information of the investments accounted for using the equity method were properly disclosed in the consolidated financial statements presented at the end of 2024.

The movement of investments accounted for using the equity method during the reported period is as follows:

Balance as of December 31, 2023	232,558
Capitalizations and/or (returns), net	52,500
Share of income (Note 18.1)	(22,060)
Share in equity movements	-
Balance as of March 31, 2024	262,998

Balance as of December 31, 2024	291,554
Capitalizations and/or (returns), net	-
Share of income (Note 18.1)	10,070
Share in equity movements	(1)
Balance as of March 31, 2025	301,623

Note 18.1. Share of profit (loss) of joint ventures

The result of the share in the profits and losses of joint ventures is composed as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Compañía de Financiamiento Tuya S.A.	8,897	(23,774)
Puntos Colombia S.A.S.	1,733	2,095
Sara ANV S.A.	(560)	(381)
Total	10,070	(22,060)

Note 19. Non-cash transactions

During the quarters ended on March 31, 2025, and March 31, 2024, Grupo Éxito had non-cash additions to property, plant, and equipment, and right-of-use assets, which were not included in the statement of cash flows, presented in Notes 13.1 and 15, respectively.

Note 20. Loans and borrowings

The balance of loans and borrowings is as follows:

	March 31, 2025	December 31, 2024
Bank loans	1,817,903	1,895,118
Put option on non-controlling interests (1)	337,034	350,776
Letters of credit	5,729	12,555
Total loans and borrowings	2,160,666	2,258,449
Current	1,904,965	1,984,727
Non-current	255,701	273,722

(1)	This represents the liability related to the put option on part of the non-controlling interest in Grupo Disco Uruguay S.A. Grupo Éxito holds a 23.35% non-controlling interest in Grupo Disco Uruguay S.A. (December 31, 2024 – 23.35%), of which 15.66% (December 31, 2024 – 15.66%) is subject to a put option held by non-controlling shareholders. This put option is exercisable by the holders at any time until its expiration on June 30, 2025. The exercise price of the put option is the highest of the following three measures: (i) a fixed price in U.S. dollars as set forth in the put option agreement, adjusted at an annual rate of 5%; (ii) a multiple of 6 times the average EBITDA of the last two years less Grupo Disco Uruguay S.A.’s net debt at the exercise date; or (iii) a multiple of 12 times the average net income of the last two years of Grupo Disco Uruguay S.A. As of March 31, 2025, the highest of the three measures was a multiple of 12 times the average net income of the last two years.

During 2023, Grupo Casino negotiated with the non-controlling interest of Grupo Disco Uruguay S.A. the assignment of this put option to Grupo Éxito. Once the assignment was completed, making Grupo Éxito the direct holder of the put option liability, the put-call agreement previously in place between Grupo Éxito and Grupo Casino was terminated.

To guarantee compliance with the obligation assumed by Grupo Éxito under this assignment, a non-possessory pledge was established over the Series B shares of Grupo Disco Uruguay S.A., which are owned by Spice Investment Mercosur S.A., as listed in share certificate number 1 and representing 25% of the voting capital of Grupo Disco Uruguay S.A. This pledged guarantee does not transfer the voting rights or the right to receive dividends associated with the pledged shares, which remain under the ownership of Spice Investment Mercosur S.A. This pledge replaces the one granted in previous years over the same share certificate.

The movements of loans and borrowings during the reported period are as follows:

Balance as of December 31, 2023	1,266,205
Proceeds from loans and borrowings	1,034,777
Changes in the fair value of the put option recognized in equity	18,200
Interest accrued	51,220
Translation difference	369
Payments of loans and borrowings	(80,981)
Payments of interest on loans and borrowings	(27,119)
Balance as of March 31, 2024	2,262,671

Balance as of December 31, 2024 (1)	2,258,449
Proceeds from loans and borrowings (2)	166,897
Changes in the fair value of the put option recognized in equity	(13,742)
Interest accrued	49,714
Translation difference	(8,800)
Payments of loans and borrowings (3)	(234,450)
Payments of interest on loans and borrowings	(57,402)
Balance as of March 31, 2025	2,160,666

(1)	As of December 31, 2024, the balance corresponds to:

$60,271 from the bilateral credit agreement signed on March 27, 2020, $138,395 from the bilateral credit agreement signed on June 3, 2020; three bilateral credits of $153,592, $89,069, and $95,211 signed on March 26, 2021; as well as $100,136 from the bilateral credit agreement signed on August 28, 2023; $25,259 from the bilateral credit agreement signed on August 30, 2023; four revolving bilateral credits of $30,609, $71,269, $71,111, and $233,890 signed on February 18, 2022; $104,257 from the revolving bilateral credit agreement signed on February 25, 2022; $100,396 from the bilateral credit agreement signed on February 12, 2024; $137,997 from the bilateral credit agreement signed on August 6, 2024; $67,262 from the bilateral credit agreement signed on August 29, 2024; and $203,123 from the bilateral credit agreement signed on October 28, 2024, by the parent company.

Put option contract of Spice Investments Mercosur S.A. for $350,776 with the non-controlling interest holders of the subsidiary Grupo Disco Uruguay S.A.

From the subsidiary Spice Investments Mercosur S.A. and its subsidiaries, loans amounting to $145,050 and letters of credit for $12,555.

From the subsidiary Libertad S.A., loans amounting to $68,221.

(2)	The Parent requested disbursements of $50,000 from the bilateral credit agreement signed on February 7, 2025, and $35,000 from the bilateral credit agreement signed on February 21, 2025.

During the period ended March 31, 2025, the subsidiary Libertad S.A. requested disbursements amounting to $49,732

During the period ended March 31, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries requested disbursements amounting to $2,987 and letters of credit for $29,178.

(3)	During the quarter ended March 31, 2025, the Parent paid $12,084 under the bilateral credit agreement signed on March 27, 2020; $25,000 under the bilateral credit agreements signed on August 30, 2023; $50,000 under the bilateral credit agreement signed on August 6, 2024; and $100,000 under the bilateral revolving credit agreement signed on February 25, 2022.

During the period ended March 31, 2025, the subsidiary Spice Investments Mercosur S.A. and its subsidiaries repaid loans amounting to $9,122 and letters of credit for $35,423.

During the period ended March 31, 2025, the subsidiary Libertad S.A. repaid loans amounting to $2,821.

These loans are measured at amortized cost using the effective interest rate method; transaction costs are not included in the measurement, as none were incurred.

As of March 31, 2025, the weighted average nominal interest rate on bank loans is below RBI (Reference Banking Index) +2%.

As of March 31, 2025, Exito Group has no unused credit lines.

The following are the annual maturities of outstanding non-current loans and borrowings as of March 31, 2025, discounted to present value (amortized cost):

Year	Total
2026	192,938
2027	32,056
2028	14,238
>2029	16,469
255,701

Covenants

Under the credit and loan agreements, Grupo Éxito is required to comply with the following financial covenants: while there are outstanding payment obligations of Almacenes Éxito S.A. arising from the contracts signed on March 27, 2020, it must maintain a maximum leverage financial ratio (adjusted recurring EBITDA and gross financial liabilities) of 2.8x. This ratio will be measured annually on April 30, or the following business day if April 30 is a non-business day, based on the separate and audited annual financial statements of Almacenes Éxito S.A.

As of December 31, 2024, the covenants were complied with.

Additionally, under the same credit and loan agreements, Grupo Éxito is required to comply with certain non-financial covenants, which were also met as of December 31, 2024.

Note 21. Employee benefits

The balance of employee benefits is as follows:

	March 31, 2025	December 31, 2024
Defined benefit plans	36,973	37,155
Long-term benefit plan	1,733	1,676
Total employee benefits	38,706	38,831
Current	4,214	4,055
Non-current	34,492	34,776

Note 22. Provisions

The balance of provisions is as follows:

	March 31, 2025	December 31, 2024
Legal proceedings (1)	20,217	18,629
Restructuring (2)	14,597	28,955
Taxes other than income taxes	47	54
Others (3)	12,266	13,757
Total provisions	47,127	61,395
Current	33,231	47,327
Non-current	13,896	14,068

As of March 31, 2025, and December 31, 2024, Exito Group has no provisions for onerous contracts recorded.

(1)	Provisions for legal proceedings are recognized to cover the estimated probable losses against Grupo Éxito due to labor, administrative, regulatory and civil litigations, which are calculated based on the best estimate of the outflow required to settle the obligation as of the date of preparation of the financial statements. There is no individual material proceeding included in these provisions.

The balance is composed of the following:

	March 31, 2025	December 31, 2024
Labor legal proceedings	15,373	14,153
Civil legal proceedings	4,844	4,476
Total legal proceedings	20,217	18,629

(2)	The provision for restructuring corresponds to the reorganization processes in warehouses, the corporate office, and distribution centers of the Company. The value of the provision is calculated based on the disbursements necessary to be made, which are directly associated with the restructuring plan.

(3)	The balance of other provisions corresponds to:

	March 31, 2025	December 31, 2024
Store closures	9,243	10,036
Urban improvements	2,215	2,215
Shrinkage for VMI merchandise	372	1,018
Other minor provisions in Libertad S.A.	245	268
Other minor provisions in the Colombian subsidiaries	191	220
Total others	12,266	13,757

The balances and movements presented in the provisions are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Others	Total
Balance as of December 31, 2023	19,736	297	5,180	8,462	33,675
Increases	1,275	-	16,144	6,482	23,901
Payments	(685)	-	(3,557)	(1,532)	(5,774)
Reversals (not used)	(1,009)	-	-	(3,500)	(4,509)
Other reclassifications	(1)	-	-	-	(1)
Effect of exchange differences on the translation into presentation currency	156	(3)	-	(9)	144
Balance as of March 31, 2024	19,472	294	17,767	9,903	47,436

Balance as of December 31, 2024	18,629	54	28,955	13,757	61,395
Increase	3,622	-	1,996	728	6,346
Uses	-	-	(8,565)	-	(8,565)
Payments	(147)	-	(6,979)	(747)	(7,873)
Reversals (not used)	(1,639)	-	-	(1,451)	(3,090)
Effect of exchange differences on the translation into presentation currency	(248)	(7)	(810)	(21)	(1,086)
Balance as of March 31, 2025	20,217	47	14,597	12,266	47,127

Note 23. Trade payables and other payables

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	2,659,775	3,056,293
Payables and other payables - agreements (1)	411,769	501,603
Payables to other suppliers	297,218	335,518
Labor liabilities	266,338	303,365
Withholding tax payable (2)	153,536	74,504
Dividends payable (3)	54,699	9,249
Tax payable	48,991	70,365
Purchase of assets (4)	36,162	53,405
Others	21,861	26,372
Total trade payables and other payables	3,950,349	4,430,674
Current	3,948,618	4,408,479
Non-current	1,731	22,195

(1)	The details of payables and other payables - agreements are shown below:

	March 31, 2025	December 31, 2024
Payables to suppliers of goods	366,173	447,726
Payables to other suppliers	45,596	53,877
Total payables and other payable - agreements	411,769	501,603

In Colombia, invoice factoring transactions are initiated by the suppliers, who, at their sole discretion, choose the banks that will advance the financial resources before the invoice due dates, in accordance with the terms and conditions negotiated with Grupo Éxito.

Exito Group cannot direct a bank of its preference or financial relationship to the supplier, nor reject the execution of the transactions, as the legislation guarantees the supplier the right to freely transfer the title to any bank via endorsement.

Additionally, Exito Group enters into agreements with certain financial institutions in Colombia that provide an extended payment period for these discounted invoices from its suppliers. The terms of these agreements are not exclusive to Grupo Éxito, as they are based on market practices in Colombia applicable to other companies which legally do not alter the nature of the commercial transaction.

(2)	This corresponds to withholding tax filings and other taxes pending payment, which will be offset against the income tax credit balance from the 2024 tax return.

(3)	The increase corresponds to dividends declared in 2025.

(4)	The reduction mainly corresponds to payments made in the first quarter of the year to third parties from whom furniture and fixed assets were acquired.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Grupo Éxito and its Colombian subsidiaries

Income tax rate applicable to Éxito and its Colombian subsidiaries

a.	For the taxable years 2025 and 2024, the corporate income tax rate is 35%. Beginning with the 2023 taxable year, the minimum tax rate calculated on financial profit may not be lower than 15%; if it is, it must be increased by the necessary percentage points to reach the stated effective rate.

b.	As of the 2021 taxable year, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	Since 2007, comprehensive inflation adjustments have been eliminated for tax purposes.

d.	Since 2007, the occasional earnings tax for legal entities has been reactivated, calculated on the total profit obtained by the taxpayers under this concept during the taxable year. As of 2023, the rate is 15%.

e.	The tax rate on dividends distributed to individual residents in Colombia is 15% when the amount distributed exceeds 1,090 UVT (equivalent to $54 in 2025), when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For domestic corporations, the applicable tax rate is 10% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. For non-resident individuals and foreign companies, the applicable tax rate is 20% when such dividends have been taxed at the corporate level that distributes them, and the related profits were generated from the 2017 taxable year onward. When the profits generating the dividends have not been taxed at the level of the distributing company, the tax rate applicable to shareholders is 35% for both 2025 and 2024

f.	Exito Group has adopted accounting under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as its tax basis, with certain exceptions related to revenue realization, recognition of costs and expenses, and the purely accounting effects of the opening balance sheet upon adoption of these standards.

g.	The financial transactions tax is a permanent tax. 50% of this tax is deductible, if it is properly certified.

h.	100% of taxes, fees, and contributions that have been effectively paid during the taxable year or period are deductible, provided they are related to economic activity and accrued within the same year or period, including membership fees paid to trade associations.

i.	Payments related to employee education contributions are deductible, provided they meet the following conditions: (a) they are allocated to scholarships or forgivable education loans established for the benefit of employees; (b) payments are made to programs or care centers for employees’ children; and (c) payments are made to institutions providing primary, secondary, technical, technological, or higher education.

j.	VAT paid on the acquisition, development, construction, or importation of productive real fixed assets is creditable against income tax.

k.	The withholding tax rate on income for payments abroad will be 0% for services such as consulting, technical services, and technical assistance provided by parties that are tax residents in countries with which a double taxation treaty has been signed and to whom the Most Favored Nation Clause applies, and 10% for those to whom the Most Favored Nation Clause does not apply.

l.	The withholding tax rate on income for payments abroad is 20% for services such as consulting, technical services, technical assistance, fees, royalties, leases, and compensation, and 35% for management or executive services.

m.	The withholding tax rate on income for payments abroad to third parties located in non-cooperative jurisdictions, low or no taxation areas, and preferential tax regimes is 35%.

n.	Starting in 2024, the withholding tax rate on income for payments abroad to providers with Significant Economic Presence (SEP) who opt for the withholding mechanism is 10%.

o.	Taxes paid abroad will be treated as tax credit in the taxable year in which the payment was made or in any of the following taxable periods.

p.	The annual adjustment percentage for the cost of movable and immovable property classified as fixed assets as of December 31, 2024, is 10.97%.

q.	The Group reviewed the existence of uncertainties regarding the acceptance by the tax authority of certain tax treatments applied. The aforementioned evaluation has not resulted in any changes.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

According to the tax provisions in effect from 2017, the maximum period for offsetting tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary taxable income determined within the following five (5) years.

The losses of companies cannot be transferred to the shareholders. Tax losses arising from income that is not taxable or occasional gains, as well as costs and deductions that are not causally related to the generation of taxable income, may not be offset against the taxpayer’s taxable income under any circumstances.

(a)	Tax credits of Almacenes Éxito S.A.

As of March 31, 2025, Almacenes Éxito S.A. has $- (December 31, 2024 – $-) in excess presumptive income over net taxable income.

The movement of the excess presumptive income over Almacenes Éxito’s taxable income during the reported period is as follows:

Balance as of December 31, 2023	61,415
Changes in Excess Presumptive Taxable Income	-
Balance as of March 31, 2024	61,415

Balance as of December 31, 2024	-
Changes in Excess Presumptive Taxable Income	-
Balance as of March 31, 2025	-

As of March 31, 2025, Almacenes Éxito S.A. has tax losses amounting to $747,655 (December 31, 2024 – $704,357).

As of March 31, 2025, the movement of Almacenes Éxito’s tax losses during the reported period is as follows:

Balance as of December 31, 2023	740,337
Tax losses generated during the period	138,120
Balance as of March 31, 2024	878,457

Balance as of December 31, 2024	704,357
Tax losses generated during the period	43,298
Balance as of March 31, 2025	747,655

(b)	The movement in the tax losses of the Colombian subsidiaries for the reporting periods is shown below:

Balance as of December 31, 2023	33,769
Marketplace Internacional Éxito y Servicios S.A.S (i)	214
Transacciones Energéticas S.A.S. E.S.P. (i)	(618)
Balance as of March 31, 2024	33,365

Balance as of December 31, 2024	32,656
Marketplace Internacional Éxito y Servicios S.A.S (i)	38
Transacciones Energéticas S.A.S. E.S.P. (ii)	(331)
Balance as of March 31, 2025	32,363

(i)	Deferred tax assets have not been recognized for these tax losses due to uncertainty regarding the generation of taxable profits as of the reporting date.

(ii)	(Corresponds to the adjustment of tax losses from prior periods.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2025 (25% in 2024).
-	Argentina applies a 30% income tax rate in 2025 (30% in 2024).

Nota 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	March 31, 2025	December 31, 2024
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	329,958	250,872
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	153,639	151,893
Current income tax assets of subsidiary Onper Investment 2015 S.L.	48,175	41,388
Tax discounts of Almacenes Éxito from taxes paid abroad	5,562	5,562
Advance income tax payments from Colombian subsidiaries	-	2,611
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	3
Total income tax asset	537,334	452,329
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	45,822	78,567
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	24,662	22,982
Other current tax assets of subsidiary Onper Investment 2015 S.L.	38	38
Total asset for other taxes	70,522	101,587
Total current tax assets	607,856	553,916

Current tax liabilities:

	March 31, 2025	December 31, 2024
Income tax payable from certain Colombian subsidiaries	11,974	-
Income tax liabilities of subsidiary Spice Investments Mercosur S.A	11,186	-
Total income tax liabilities	23,160	-
Industry and trade tax payable from Almacenes Éxito S.A. and its Colombian subsidiaries	54,573	105,467
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	36,673	7,832
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	5,163	5,558
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	117	353
Total liabilities for other taxes	96,526	119,210
Total current tax liabilities	119,686	119,210

Note 24.4. Income tax

	January 1 to March 31, 2025	January 1 to March 31, 2024
Profit (loss) before income tax	131,440	(9,542)
Plus
Non-deductible expenses	9,629	11,565
Financial transactions tax	1,771	3,616
Recovery of accounts receivable	372	2,010
Others (2)	200	352
Minus

IFRS adjustments with no tax impact (1)	(119,855)	(72,019)
Effect of the accounting results of foreign subsidiaries	(26,055)	(51,837)
Non-taxable dividends received from subsidiaries	(21,090)	(4,242)
Others (2)	(3,046)	(3,500)
(Loss) Net income before compensations	(26,634)	(123,597)
Compensations	(331)	(618)
(Loss)Total Net income after compensations	(26,965)	(124,215)
(Net) loss of the parent company and certain Colombian subsidiaries	(43,336)	(138,334)
Net income of certain Colombian subsidiaries	16,373	14,119
Taxable net income	16,373	14,119
Income tax rate	35%	35%
Subtotal (expense) current income tax	(5,731)	(4,941)
Adjustment with respect to current income tax from previous years	-	(578)
Minor adjustments	-	(4)
Total (expense) income and complementary tax expense of the parent company and some Colombian subsidiaries	(5,731)	(5,523)
Total (current tax expense) of foreign subsidiaries	(17,941)	(27,051)
Total (income and complementary tax expense), current	(23,672)	(32,574)

(1) The IFRS adjustments with no tax impact correspond to:

	January 1 to March 31, 2025	January 1 to March 31, 2024

Other accounting expenses with no tax impact (*)	120,317	118,569
Non-taxable dividends from subsidiaries	21,090	4,242
Accounting provisions	8,489	17,681
Higher accounting depreciation over fiscal depreciation, net	1,780	4,593
Taxable actuarial calculation	542	215
Results under the equity method, net	(118,119)	(60,017)
Taxable leases	(71,246)	(72,781)
Non-accounting fiscal costs	(27,898)	(23,072)
Recovery of provisions	(25,275)	(5,722)
Higher fiscal depreciation over accounting depreciation	(12,109)	(11,563)
Other non-taxable accounting (income) expenses, net	(9,751)	(1,994)
Net exchange differences	(6,377)	379
Excess of fiscal personnel expenses over accounting expenses	(1,296)	(42,549)
Non-deductible taxes	(2)	-
Total	(119,855)	(72,019)

(*) It corresponds to the differences associated with the tax treatment of leases under IFRS 16.

(2) The ‘others’ category corresponds to:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Fines, sanctions, and lawsuits	154	233
Taxes assumed and valuation	46	69
Taxable income - recovery of depreciation on sold fixed assets	-	50
Total	200	352

Recovery of costs and expenses	(1,603)	(2,543)
Deduction for hiring personnel with disabilities	(882)	(637)
Non-deductible taxes	(504)	(270)
Additional 30% deduction for voluntary apprentice wages	(57)	-
Profit from the sale of fixed assets declared as occasional income	-	(50)
Total	(3,046)	(3,500)

The components of the income tax expense recognized in the statement of profit or loss are as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Deferred tax gain (Nota 24.5)	19,956	34,136
Current income tax (expense)	(23,672)	(31,996)
Adjustment in respect of current income tax of prior periods	-	(578)
Total income tax (expense)	(3,716)	1,562

Note 24.5. Deferred tax

The composition of deferred tax assets and liabilities, net, for the three jurisdictions in which Grupo Éxito operates, is as follows:

	March 31, 2025		December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	172,531	-	156,927	-
Uruguay	96,627	-	96,158	-
Argentina	-	(296,961)	-	(304,235)
Total	269,158	(296,961)	253,085	(304,235)

The breakdown of deferred tax assets and liabilities at the consolidated level by item is as follows:

	March 31, 2025		December 31, 2024
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	272,829	-	246,525	-
Tax credits	60,098	-	60,098	-
Other provisions	13,828	-	16,735	-
Employee benefits provisions	7,571	-	9,812	-
Inventories	6,615	-	13,082	-
Investment property	-	(166,521)	-	(169,051)
Goodwill	-	(217,721)	-	(217,715)
Property, plant, and equipment	159,100	(265,952)	214,759	(268,924)
Leases	636,156	(533,072)	633,397	(531,670)
Others	55,156	(55,890)	43,645	(101,843)
Total	1,211,353	(1,239,156)	1,238,053	(1,289,203)

The movement of deferred tax, net, in the income statement and the statement of comprehensive income is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Profit from deferred tax recognized in income	19,956	34,136
Effect of the translation of the deferred tax recognized in other comprehensive income(1)	3,391	(72,782)
Adjustment related to current income tax from previous periods	-	(578)
(Expense) income from derivative financial instruments designated as hedging instruments and others (Other comprehensive income)	-	(1,559)
Total movement of net deferred tax	23,347	(40,783)

(1)	This effect is included in the ‘Foreign currency translation difference in Other Comprehensive Income’ line, which arises from the translation at the closing exchange rate of deferred tax assets and liabilities of foreign subsidiaries (Note 27).

As of March 31, 2025, the value of temporary differences related to investments in joint ventures, for which no deferred tax has been recognized, amounted to $143,758 (December 31, 2024 - $153,568)

Deferred tax items are not expected to be realized within one year.

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences associated with the payment of dividends by Grupo Éxito to its shareholders in 2025 and 2024.

Note 24.7. Non-Current tax liabilities

The balance of $6,688 as of March 31, 2025 (December 31, 2024 – $7,321) corresponds to taxes payable by the subsidiary Libertad S.A. for federal taxes and installment-based incentive programs.

Note 25. Other financial liabilities

The balance of other financial liabilities is as follows:

	March 31, 2025	December 31, 2024
Collections on behalf of third parties (1)	70,348	59,029
Derivative financial instruments (2)	3,826	1,174
Derivative financial instruments designated as hedge instruments (3)	-	278
Total other financial liabilities	74,174	60,481

(1)	The income received for third parties includes amounts received for services in which Grupo Éxito acts as an agent, such as travel agency sales, payments and banking services provided to customers. It includes $15,395 (December 31, 2024 - $11,973) with related parties (Note 10.5). Since the balance associated with this item is not material in the financial statements, the Group has chosen not to apply the amortized cost method. Under normal circumstances, such liabilities would be measured at amortized cost using the effective interest rate.

(2)	The fair values of these instruments are determined using valuation models commonly used by market participants.

As of March 31, 2025, it corresponds to the following operations:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $24.383 MEUR / $0.950	3,826

The breakdown of the maturity dates of these instruments as of March 31, 2025 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	3,755	71	-	-	3,826

As of December 31, 2024, it corresponds to the following transactions:

	Nature of risk hedged	Hedged item	Notional amount	Fair value
Forward	Exchange rate	Foreign currency liability	MUSD / $16.600 MEUR / $4.020	1,174

The breakdown of the maturity dates of these instruments as of December 31, 2024 is as follows:

Derivative	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Total
Forward	922	252	-	-	1,174

(3)	Derivatives designated as hedging instruments are related to foreign exchange forwards. The fair values of these instruments are determined using valuation models commonly used by market participants.

As of December 31, 2024, the following operations were in place:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedged instruments	Amount hedged	Fair value recognized in other comprehensive income	Fair value recognized in the income statement	Fair value
Forward	Exchange rate	Trades payable and other payables – Purchase of assets (Note 23)	USD/COP	1 USD / $4,466.19	5.2MUSD	5,210	-	278

The breakdown of the maturity dates of these hedging instruments as of December 31, 2024, is as follows:

	Less than 3 months	Between 3 and 6 months	Between 6 and 12 months	More than 12 months	Less than 3 months	Total
Forward	278	-	-	-	-	278

The Group has documented the hedge effectiveness tests by assessing that:

-	The existence of the economic relationship between the hedged item and the hedging instrument
-	The effect of credit risk does not dominate,
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of the hedged item.

Note 26. Other liabilities

The balance of other liabilities is as follows:

	March 31, 2025	December 31, 2024
Deferred revenue (1)	118,448	179,448
Customer loyalty programs	47,507	46,217
Advance payments under lease agreements and other projects (2)	2,327	3,689
Advance payments for fixed assets sold (3)	832	832
Instalments received under “plan resérvalo”	160	160
Repurchase coupon	87	100
Total other liabilities	169,361	230,446
Current	168,998	230,068
Non-current	363	378

(1)	It mainly corresponds to payments received for the future sale of products through payment methods, property leases, and strategic alliances.

Grupo Éxito considers customer loyalty programs and deferred revenue as a contractual liability. The movement of these liabilities during the reporting period is as follows:

	Deferred Revenues	Customer loyalty programs
Balance as of December 31, 2023	208,126	43,990
Additions	1,248	4,317
Revenue recognized	(84,932)	(3,345)
Effect of exchange difference from translation into presentation currency	104	1,936
Balance as of March 31, 2024	124,546	46,898

Balance as of December 31, 2024	179,448	46,217
Additions	1,927,982	6,334
Revenue recognized	(1,988,440)	(4,310)
Effect of exchange difference from translation into presentation currency	(542)	(734)
Balance as of March 31, 2025	118,448	47,507

(2)	It corresponds to the balance of the Locatel contract pending amortization as income from commercial space premiums.

(3)	It corresponds to the advance payment for the sale of the Colina land amounting to $832.

Note 27. Shareholders’ equity

Capital and premium on placement of shares

As of March 31, 2025, and December 31, 2024, the authorized capital of Almacenes Éxito S.A is represented by 1,590,000,000 ordinary shares with a nominal value of $3.3333 Colombian pesos each.

As of March 31, 2025, and December 31, 2024, the number of subscribed shares is 1,344,720,453, and the number of treasury shares reacquired is 46,856,094.

The rights granted over the shares correspond to the right to vote and voice for each share. No privileges have been granted on the shares, nor are there any restrictions on them. Additionally, there are no stock option agreements on Almacenes Éxito S.A. shares.

The share premium represents the excess paid over the nominal value of the shares. According to Colombian legal regulations, this balance may be distributed at the time of the liquidation of the company or capitalized. Capitalization is understood as the transfer of a portion of this premium to a capital account because of a dividend distribution paid in shares of Almacenes Éxito S.A.

Reserves

Reserves are appropriations made by Almacenes Éxito S.A.’s General Shareholders’ Assembly from the results of previous periods. In addition to the legal reserve, this includes the occasional reserve, reserve for the repurchase of shares, and reserve for future dividends.

-	Legal Reserve: According to Article 452 of the Colombian Commercial Code and Article 51 of Almacenes Éxito S.A.’s Articles of Association, corporations must establish a legal reserve equal to at least 50% of the subscribed capital. For this, 10% of the net income of each year must be appropriated to the legal reserve until the minimum percentage is reached. Once the 50% threshold is achieved, it will be at the discretion of the General Shareholders’ Assembly whether to continue increasing the legal reserve. However, if it decreases, it will be mandatory to appropriate 10% of the net income each year until the reserve reaches the specified limit again.

-	Occasional reserve: An occasional reserve established by the General Shareholders’ Meeting.

-	Reserve for the repurchase of shares: An occasional reserve established by the General Shareholders’ Meeting for the purpose of repurchasing shares.

-	Reserve for the payment of future dividends: An occasional reserve created by the General Shareholders’ Meeting to ensure the distribution of future dividends to shareholders.

Other Comprehensive Income Accumulated

The tax effect on the components of other comprehensive income is shown below:

	March 31, 2025			March 31, 2024			December 31, 2024
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
(Loss) from financial instruments designated at fair value through other comprehensive income	(17,642)	-	(17,642)	(16,829)	-	(16,829)	(17,531)	-	(17,531)
Remeasurement loss on defined benefit plans	(3,483)	1,544	(1,939)	(5,052)	1,844	(3,208)	(3,483)	1,544	(1,939)
Translation exchange differences	(2,448,459)	-	(2,448,459)	(2,275,290)	-	(2,275,290)	(2,324,745)	-	(2,324,745)
Gain from cash-flow hedge	13,998	1,423	15,421	13,213	1,051	14,264	12,150	1,423	13,573
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(18,977)	-	(18,977)	(18,977)	-	(18,977)
Total other comprehensive income	(2,474,563)	2,967	(2,471,596)	(2,302,935)	2,895	(2,300,040)	(2,352,586)	2,967	(2,349,619)
Other comprehensive income of non - controlling interests			(44,831)			(41,308)			(42,615)
Other comprehensive income of the parent			(2,426,765)			(2,258,732)			(2,307,004)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as follows

	January 1 to March 31, 2025	January 1 to March 31, 2024
Retail sales (1) (Note 40)	5,164,589	5,036,104
Service revenue (2) (Note 40)	224,882	206,181
Other revenue (3) (Note 40)	15,171	32,854
Total revenue from contracts with customers	5,404,642	5,275,139

(1)	Retail sales correspond to the sale of merchandise and inventory from real estate projects, net of returns and sales allowances.

The value corresponds to the following concepts:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Retail sales, net of sales returns and rebates	5,160,789	5,033,254
Sale of real estate project inventories (a)	3,800	2,850
Total retail sales	5,164,589	5,036,104

(a)	As of March 31, 2025, it corresponds to the sale of 18.72% of the Éxito Occidente real estate project for $3,800. As of March 31, 2024, it corresponds to the sale of 14.04% of the Éxito Occidente real estate project for $2,850.

(2)	Service revenue corresponds to the following concepts:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Real estate related income	89,734	76,414
Leases	28,776	21,703
Distributors	23,184	23,054
Commissions (a)	18,040	19,608
Administration of real estate	16,572	14,862
Advertising	15,534	18,237
Telephone	13,059	11,322
Transport	11,201	9,576
Banking services	2,783	5,047
Money transfers	1,714	2,519
Others	4,285	3,839
Total service revenue	224,882	206,181

(a) The decrease mainly corresponds to the collection made from Tuya S.A. for discounts granted for card usage and for coupons amounting to $1,021, as well as income from commission on bets amounting to $624.

(3)	Other revenue corresponds to the following concepts:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Marketing events	4,871	4,028
Recovery of other liabilities	2,671	5,278
Collaboration agreements (a)	1,778	3,744
Asset utilizations	1,742	13,772
Financial Services	910	1,099
Royalty revenue	768	1,158
Use of parking spaces	330	155
Technical advisory	13	27
Others	2,088	3,593
Total other revenue	15,171	32,854

(a)	It corresponds to the participation in the following collaboration agreements, which consist of contracts to carry out projects or activities:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Redeban S.A.	1,508	1,448
Éxito Media	269	590
Moviired S.A.S.	1	14
Alianza Sura	-	292
Renting Colombia S.A.	-	1,400
Total collaboration agreements	1,778	3,744

Note 29. Distribution, administrative and selling expenses

The value of distribution, administration, and sales expenses by nature is:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Employee benefits (Note 30)	420,294	429,461
Taxes other than income tax	158,515	145,097
Depreciation and amortization	149,929	147,795
Fuels and power	70,431	70,519
Repairs and maintenance	59,052	65,641
Commissions on debit and credit cards	39,167	38,863
Services	36,029	32,797
Advertising	30,584	35,119
Security services	27,399	28,965
Cleaning services	21,602	23,285
Professional fees	18,914	20,458
Administration of trade premises	14,629	13,489
Transport	13,959	9,726
Leases	12,770	18,617
Outsourced employees	11,981	9,774
Packaging and marking materials	11,641	12,419
Insurance	9,467	12,698
Credit loss expense (a)	6,470	6,484
Legal expenses	3,941	2,279
Expenses for provisions for legal proceedings	3,423	690
Commissions	3,138	3,858
Cleaning and cafeteria	2,630	2,597
Other commissions	2,579	2,672
Stationery, supplies and forms	1,650	1,529
Travel expenses	1,460	2,037
Ground transportation	1,040	1,177
Other provision expenses	727	1,403
Seguros Éxito collaboration agreement	-	758
Éxito Media collaboration agreement	22	-
Autos Éxito collaboration agreement	-	166
Others	67,341	64,766
Total distribution, administrative and selling expenses	1,200,784	1,205,139
Total distribution expenses	667,255	653,667
Total administrative and selling expenses	113,235	122,011
Employee benefit expenses	420,294	429,461

(a) This amount includes the following items:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Allowance for expected credit losses (Note 8.1)	6,139	6,379
Hyperinflationary adjustments	19	60
Write-off of receivables	312	45
Total	6,470	6,484

Note 30. Employee benefit expenses

The employee benefits expense presented by each significant category is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Wages and salaries	347,083	353,717
Contributions to the social security system	12,319	13,362
Other short-term employee benefits	13,719	15,462
Total short-term employee benefit expenses	373,121	382,541

Post-employment benefit expenses, defined contribution plans	36,162	35,719
Post-employment benefit expenses, defined benefit plans	610	614
Total post-employment benefit expenses	36,772	36,333

Termination benefit expenses	4,927	3,809
Other personnel expenses	5,395	6,750
Other long-term employee benefits	79	28
Total employee benefit expenses	420,294	429,461

The cost of employee benefits included in the cost of sales is shown in Note 11.2.

Note 31. Other operating revenue (expenses) and other (loses) gain, net

Other operating revenue

	January 1 to March 31, 2025	January 1 to March 31, 2024
Recovery allowance for expected credit losses (Note 8.1.)	5,596	3,195
Recovery of other provisions	1,740	511
Other indemnification (1)	1,711	812
Recovery of other liabilities	1,487	6,266
Insurance indemnification	538	424
Recovery of provisions for legal proceedings	356	89
Recovery of costs and expenses from taxes other than income tax	40	371
Total other operating revenue	11,468	11,668

(1)	Includes indemnities paid by Rappi S.A.S. for losses related to the home delivery operation – “turbo”.

Other operating expenses

	January 1 to March 31, 2025	January 1 to March 31, 2024
Restructuring expenses	(1,996)	(16,144)
Other provisions (1)	794	(5,195)
Others (2)	(926)	(10,001)
Total other operating expenses	(2,128)	(31,340)

(1)	It corresponds to the store and shop closure plan.

(2)	It corresponds to:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Tax on wealth	(12)	44
Corporate projects	(120)	-
Severance expenses	(328)	-
Closed stores expenses	(466)	-
Fees for the registration process in the New York and Sao Paulo Stock Exchanges	-	(8,842)
Fees for projects for the implementation of norms and laws	-	(1,135)
Others	-	(68)
Total others	(926)	(10,001)

Other net (loss) income

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain on sale of property, plant and equipment	6,958	36
Reversal of impairment losses on assets	3,051	-
Gain from the early termination of lease contracts	1,688	130
Gain (loss) on derecognition of right-of-use assets	(56)	-
Gain on sale of assets	-	1,930
(Loss) from write-off of property, plant and equipment, intangible, property investments and other assets	(4,628)	(4,010)
Total other net (loss) income	7,013	(1,914)

Note 32. Financial income and expenses

The value of financial income and expenses is as follows:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Gain from foreign exchange differences	33,178	46,180
Interest income on cash and cash equivalents (Note 7)	8,132	11,917
Gains from valuation of derivative financial instruments	1,377	11,272
Gain from liquidated derivative financial instruments	1,017	1,053
Net monetary position results, effect of the statement of profit or loss (1)	-	26,414
Other financial income	2,541	5,941
Total financial income	46,245	102,777
Interest expense on loan and borrowings	(44,125)	(51,220)
Interest expense on lease liabilities (Note 15.2)	(37,552)	(36,964)
(Loss) from foreign exchange differences	(13,251)	(35,988)
Loss from liquidated derivative financial instruments	(11,281)	(8,979)
Loss from fair value changes in derivative financial instruments	(7,115)	(10,696)
Net monetary position expense, effect of the statement of financial position	(5,621)	(6,713)
Factoring expenses	(1,757)	(28,926)
Commission expenses	(1,608)	(2,369)
Net monetary position result, effect in the income statement (1)	(65)	-
Other financial expenses	(842)	(3,632)
Total financial expenses	(123,217)	(185,487)
Net financial result	(76,972)	(82,710)

(1)	The index used to adjust for inflation the financial statements of the subsidiary Libertad S.A. is the Domestic Wholesale Price Index (IPIM) published by the National Institute of Statistics and Censuses of the Republic of Argentina (INDEC). The following are the indices and conversion factors used:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
December 31, 2022	1,754.58	94.8%
December 31, 2023	6,603.36	276.4%
March 31, 2024	9,044.90	37%
December 31, 2024	11,034.04	67.1%
March 31, 2025	11,552.83	4.7%

Note 33. Earnings per share

The basic earnings per share are calculated based on the weighted average number of shares outstanding for each category during the period.

There were no potential dilutive ordinary shares outstanding at the end of the periods ending March 31, 2025, and March 31, 2024.

The calculation of basic earnings per share for all the periods presented is as follows:

In the results of the period:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Net profit (loss) attributable to equity holders of the parent (basic)	93,147	(37,863)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings (loss) per share to equity holders of the parent (in Colombian pesos)	71.77	(29.17)

In continuing operations:

	January 1 to March 31, 2025	January 1 to March 31, 2024
Net profit (loss) from continuing operations (basic)	127,724	(7,980)
Less: net income from continuing operations attributable to non-controlling interests	34,577	29,883
Net profit (loss) from continuing operations attributable to the equity holders of the parent (basic)	93,147	(37,863)
Weighted average of the number of ordinary shares attributable to earnings per share (basic)	1.297.864.359	1.297.864.359
Basic earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	71.77	(29.17)

Note 34. Impairment of assets

As of March 31, 2025, and December 31, 2024, no impairment losses were observed regarding the measurement of recoverable value of financial assets, except for those related to accounts receivable (Note 8).

As of December 31, 2024, Grupo Éxito performed its annual impairment test for its non-financial assets, which is properly disclosed in the separate financial statements presented at the close of that year.

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment properties, property, plant and equipment, and financial instruments, other than those whose carrying amounts are a reasonable approximation of their fair values.

	March 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	9,404	8,863	10,107	9,618
Investments in private equity funds	374	374	402	402
Forward contracts measured at fair value through income (Note 12)	1,383	1,383	4,469	4,469
Forward contracts denominated as hedge instruments (Note 12)	365	365	-	-
Investment in bonds through other comprehensive income (Note 12)	12,443	12,443	13,302	13,302
Equity investments (Note 12)	1,437	1,437	1,437	1,437
Non-financial assets
Investment property (Note 14)	1,809,370	4,416,833	1,828,326	4,492,917
Property, plant and equipment, and investment property held for sale (Note 41)	2,645	4,378	2,645	4,378
Financial liabilities
Loans and borrowings (Note 20)	1,823,632	1,821,940	1,907,673	1,906,048
Put option (Note 20)	337,034	337,034	350,776	350,776
Forwards contracts denominated as hedge instruments (Note 25)	-	-	278	278
Forward contracts measured at fair value through income (Note 25)	3,826	3,826	1,174	1,174
Non-financial liabilities
Customer loyalty liability (Note 26)	47,507	47,507	46,217	46,217

To estimate fair values, the methods and assumptions detailed below were used:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the pre-close value for the day divided by the total number of fund units at the close of operations on that day. The valuation of the assets is carried out daily by the fund manager.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flow forecast model	The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the swap at the evaluated cutoff.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon TES curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated by projecting the future cash flows of the operations using CDI curves and discounting them to present value, using CDI market swap rates, both published by BM&FBovespa.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	12-month CPI + basic points negotiated

Investment property	Level 2	Comparison or market method	A technique that consists of establishing the fair value of properties based on the study of recent offers or transactions of assets similar and comparable to the object of valuation.	N/A

Investment property	Level 3	Discounted cash flows method

A technique that provides the opportunity to identify income growth over a predetermined period for the investment. The value of the property is equivalent to the discounted value of future benefits. These benefits represent the annual cash flow (both positive and negative) over the period, plus the net gain derived from the hypothetical sale of the property at the end of the investment period.

Discount rate (11,25% – 19,49%) Vacancy rate (0% - 45,40%) Capitalization rate (7,75% - 9,75%)

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Assets

Investment property	Level 2	Residual method

Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.

Residual value
Investment property	Level 2	Replacement cost method

The valuation method consists of calculating the value of a newly built property, as of the reporting date, with the same quality and features as the one being valued. This value is referred to as the replacement cost. Then, the loss in value the property has experienced over time due to wear and tear or its level of maintenance—either diligent or neglected—is assessed, which is referred to as depreciation.

Physical value of building and land.
Non-current assets classified as held for trading	Level 2	Residual method

Technique used when the land has urban development potential, based on estimating the total sales value of a construction project, in accordance with current urban planning regulations and the market for the final sellable property.

Residual value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data

Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted to present value using the market rate for loans with similar conditions as of the measurement date, in accordance with the maturity dates.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points

Swap contracts measured at fair value through income	Level 2	Discounted cash flows method	The method uses the cash flows of the swap projected with the treasury bond curves of the issuing country of the currency in which each flow is expressed and then discounts them to their present value using market swap rates disclosed by the competent authorities of each country. The difference between the incoming cash flow and the outgoing cash flow represents the net value of the swap at the evaluated cutoff.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon TES curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference between the agreed forward rate and the forward rate on the valuation date corresponding to the remaining term of the derivative financial instrument is established and discounted to its present value using a zero-coupon interest rate. To determine the forward rate, the average of the closing bid and ask quotations is used.

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	Fair value is calculated by projecting the future cash flows of the operations using market curves and discounting them to present value using market swap rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Customer loyalty liability	Level 3	Market value

The loyalty liability is periodically updated based on the average market value of the point over the past 12 months and the effect of the expected redemption rate, determined at each transaction with the customer.

Number of points redeemed, expired and issued. Point value. Expected redemption rate

Lease liabilities	Level 2	Discounted cash flows method

Future cash flows from lease contracts are discounted to present value using the market rate for loans under similar conditions at the lease commencement date, in accordance with the minimum non-cancellable period.

Reference Banking Index (RBI) + basis points in accordance with risk profile

Put option	Level 3	Given formula	It is measured at fair value using a predetermined formula under a contract signed with the non-controlling interests of Grupo Disco Uruguay S.A., using Level 3 input data.

Net Income and EBITDA of Supermercados Disco del Uruguay S.A. from April 2023 to March 2024 and from April 2024 to March 2025.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

The non-observable significant input data and a sensitivity analysis in the valuation of the put option contract correspond to:

	Non-observable significant input data	Range (average)	Sensitivity of the input data on the fair value calculation
Put option	Net income of Supermercados Disco del Uruguay S.A. from April 2024 to March 2025.	$185,876

The value of the put option is defined as the greater of (i) the fixed contract price in US dollars updated at 5% annually, (ii) a multiple of EBITDA minus the net debt of the Disco Uruguay S.A. group, or (iii) a multiple of the net revenues of the Disco Uruguay S.A. group.

As of March 31, 2025, the value of the put option is recognized based on the multiple of net income.EBITDA of Grupo Disco Uruguay S.A. should increase by approximately 25.33% to reach a value higher than the recognized value.

The fixed contract price should increase by approximately 0.91% to reach a value higher than the recognized value.

A 15% appreciation in the exchange rate would increase the value of the put option by $50,555.

	EBITDA of Supermercados Disco del Uruguay S.A. consolidated from the last 12 months.	$270,313

	Net financial debt of Supermercados Disco del Uruguay S.A. consolidated for 6 months.	$(186,934)

	Net income multiple	$337,034

	US Dollar-Uruguayan peso exchange rate on the date of valuation	$42.17

	US Dollar-Colombian peso exchange rate on the date of valuation	$4,192.57

	Total shares Supermercados Disco del Uruguay S.A.	232,710,093

Changes in the hierarchies may occur if new information becomes available, if previously used information is no longer available, if changes improve the valuation techniques, or if market conditions change.

No transfers between level 1 and level 2 hierarchies occurred during the period ended March 31, 2025.

Note 36. Contingencies

Contingent assets

As of March 31, 2025, Grupo Éxito does not have any significant contingent assets that need to be disclosed.

Contingent liabilities

The following are the contingent liabilities as of March 31, 2025, and December 31, 2024:

(a)	The following legal proceedings are being carried out with the aim of ensuring that Grupo Éxito does not pay the amounts claimed by the plaintiff:

-	Administrative discussion with the DIAN (National Directorate of Customs of Colombia) for $42,210 (December 31, 2024 - $42,210) related to the notification of special requirement 112382018000126 dated September 17, 2018, through which the income tax return for 2015 was proposed to be amended. In September 2021, Almacenes Éxito S.A. received a new notification from the DIAN confirming its proposal. However, external advisors consider the process as a contingent liability.

-	Nullity of resolution N°2024008001 dated August 5, 2024, imposes a sanction for failing to declare ICA for 2020 to 2022 annually, as the declarations were submitted bimonthly, and resolution N°0034 dated November 8, 2024, for $4,175 (December 31, 2024 - $4,175).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50716-22 dated November 22, 2022, through which the Special Industrial and Port District of Barranquilla modifies the 2019 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI-DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,735 (December 31, 2024 - $3,790).

-	Nullity of the Official Revision Settlement GGI-FI-LR-50712-22 dated November 2, 2022, through which the 2018 industry and commerce tax declaration is modified, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of resolution GGI.DT-RS-282-2023 dated October 27, 2023, through which the reconsideration appeal is resolved, for $3,309 (December 31, 2024 - $3,291).

-	Nullity of the penalty resolution from September 2020, which ordered the reimbursement of the balance in favor liquidated in the income tax for the 2015 tax year, for $2,734 (December 31, 2024 - $2,734).

-	Nullity of the Official Review Settlement GGI-FI-LR-50720-22 from December 6, 2022, which modifies the 2020 industry and commerce tax declaration, establishing a higher tax amount and a penalty for inaccuracy, and the nullity of the resolution GGI-DT-RS-329-2023 from December 4, 2023, which resolves the reconsideration appeal, for $2,716 (December 31, 2024 - $2,664).

-	Nullity of the Official Assessment Settlement 00019-TS-0019-2021 from February 24, 2021, through which the Department of Atlántico assessed the Security and Citizen Coexistence Rate for the taxable period from February 2015 to November 2019, and the nullity of Resolution 5-3041-TS0019-2021 from November 10, 2021, through which the reconsideration appeal is resolved, for $1,285 (December 31, 2024 - $1,226).

(b)	Guarantees:

-	Almacenes Éxito S.A. provided a bank guarantee valid from June 20, 2024, to June 20, 2025, to the third party PriceSmart Colombia S.A.S. to ensure the payment for the purchase of merchandise (goods and supplies) in the amount of $4,000.

-	Almacenes Éxito S.A. provided a guarantee to its subsidiary Almacenes Éxito Inversiones S.A.S. to cover potential defaults on its obligations. As of March 31, 2025, the value amounts to $3,967 (as of December 31, 2024, $3,967).

-	Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third-party Taiwan Melamine Products Industrial CO., LTD. to ensure payment for the purchase of goods (products and supplies) amounting to $139.

-	Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third-party Jia Wei Lifestyle, INC. 14f 4, no. 296, SEC. 4, XINYI RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $120.

-	Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third party Duy Thanh Art Export CO., LTD (artex d and t). RD, to ensure the payment for the purchase of goods (products and supplies) amounting to $104.

-	Almacenes Éxito S.A. provided a bank guarantee until April 19, 2025, to the third-party Dandong Everlight Candle Industry CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $90.

-	Almacenes Éxito S.A. provided a bank guarantee until June 5, 2025, to the third-party Free-Free Industrial CORP., to ensure the payment for the purchase of goods (products and supplies) amounting to $561.

-	Almacenes Éxito S.A. provided a bank guarantee until June 5, 2025, to the third-party Ningbo Yoho Giftware CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $115.

-	Almacenes Éxito S.A. provided a bank guarantee until July 10, 2025, to the third-party Bacninh Manufacture and Trading CO., LTD., to ensure the payment for the purchase of goods (products and supplies) amounting to $92.

-	The subsidiary Éxito Viajes y Turismo S.A.S. provided a guarantee in favor of JetSmart Airlines S.A.S. for $400 to ensure compliance with the payment obligations associated with the airline ticket sales contract (December 31, 2024: $400).

-	The subsidiary Éxito Viajes y Turismo S.A.S. is involved in a consumer protection lawsuit, which is being defended under the provisions of Article 4 of Decree 557 issued by the Ministry of Commerce, Industry, and Tourism, applicable since the declaration of the sanitary emergency on March 12, 2020, for an amount of $1,009 corresponding to 222 proceedings.

-	The subsidiary Transacciones Energéticas S.A.S. E.S.P. provided guarantees to the following third parties to secure the payment of charges for the use of the regional transmission system and the local electricity distribution system:

Third-party	Value $
Enel Colombia S.A. E.S.P.	1,215
XM Compañía de Expertos en Mercados S.A. E.S.P.	602
Empresas Públicas de Medellin E.S.P.	501
Emcali S.A. E.S.P.	241
Central hidroelétrica de Caldas S.A. E.S.P.	119
Caribemar de la Costa S.A.S. E.S.P.	116
Empresa de energía del Quindio S.A. E.S.P.	96
AIR-E S.A. E.S.P.	71
Empresa de Energía de Pereira S.A. E.S.P.	40
Eletrificadora del Caquetá S.A. E.S.P.	34
Celsia Colombia S.A. E.S.P.	31
Empresa de energía de Boyacá S.A. E.S.P.	30
Electrificadora del Meta S.A. E.S.P.	26
Centrales elétricas del norte de Santander S.A E.S.P.	23
Electrificadora de Santander S.A. E.S.P.	17
Centrales eléctricas de Nariño S.A. E.S.P.	4

-	At the request of certain insurance companies and as a requirement for the issuance of performance bonds, during 2025 some subsidiaries and Almacenes Éxito S.A., acting as joint debtor for some of its subsidiaries, have provided certain guarantees to these third parties. The guarantees granted are detailed below:

Type of guarantee	Description and detail of the guarantee	Insurance company
Open promissory note	Performance bond. Éxito acts as joint debtor of Patrimonio Autónomo Viva Barranquilla.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Exito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Berkley International Seguros Colombia S.A.
Open promissory note	Performance bond granted by Éxito Viajes y Turismo S.A.S.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Transacciones Energéticas S.A.S. E.S.P.	Seguros Generales Suramericana S.A.
Open promissory note	Performance bond granted by Logística, Transporte y Servicios Asociados S.A.S.	Seguros Generales Suramericana S.A.

These contingent liabilities, due to their possible nature, are not recognized in the statement of financial position; they are only disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

At the General Shareholders' Meeting of the Company held on March 27, 2025, a dividend of $27,398 was declared, equivalent to an annual dividend of $21.11 Colombian pesos per share. No dividends were paid during the quarter ended March 31, 2025.

The dividends declared and paid during the period ended March 31, 2025, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	20,404	-
Éxito Viajes y Turismo S.A.S.	3,534	-
Patrimonio Autónomo Viva Villavicencio	2,826	3,889
Patrimonio Autónomo Centro Comercial	1,623	2,253
Grupo Disco Uruguay S.A.	588	662
Patrimonio Autónomo Viva Laureles	577	657
Patrimonio Autónomo Viva Sincelejo	281	259
Patrimonio Autónomo Centro Comercial Viva Barranquilla	194	590
Patrimonio Autónomo Viva Palmas	39	145
Almacenes Éxito Inversiones S.A.S.	-	6,954
Total	30,066	15,409

At the General Shareholders' Meeting of Almacenes Éxito S.A. held on March 21, 2024, a dividend of $65,529 was declared, equivalent to an annual dividend of $50.49 Colombian pesos per share. The amount paid during the year ending December 31, 2024, amounted to $65,502.

The dividends declared and paid during the annual period ended December 31, 2024, to the owners of the non-controlling interests of the subsidiaries are as follows:

	Dividends declared	Dividends paid
Patrimonio Autónomo Viva Malls	121,977	144,979
Grupo Disco Uruguay S.A.	22,506	22,246
Patrimonio Autónomo Viva Villavicencio	11,739	11,817
Patrimonio Autónomo Centro Comercial	6,327	6,636
Éxito Viajes y Turismo S.A.S.	4,075	4,075
Patrimonio Autónomo Centro Comercial Viva Barranquilla	3,092	3,066
Patrimonio Autónomo Viva Laureles	3,003	2,980
Patrimonio Autónomo Viva Sincelejo	1,388	1,578
Éxito Industrias S.A.S.	1,136	1,136
Patrimonio Autónomo San Pedro Etapa I	818	413
Patrimonio Autónomo Viva Palmas	811	949
Total	176,872	199,875

Note 38. Seasonality of transactions

Grupo Éxito’s operating and cash flow cycles show a certain seasonality in the operational and financial results, as well as in the financial indicators related to liquidity and working capital, with a concentration during the first and last quarters of each year, mainly due to the Christmas and holiday season and the “Special Price Days” event, which is the second most important promotional event of the year. The management monitors these indicators to ensure that risks do not materialize, and for those that could materialize, it implements action plans in a timely manner. Additionally, it monitors these indicators to ensure they remain within industry standards.

Note 39. Financial risk management policy

As of December 31, 2024, Grupo Éxito adequately disclosed its capital and financial risk management policies in the consolidated financial statements presented at the end of that year. No changes have been made to these policies during the period ended March 31, 2025.

Note 40. Operating segments

The three reportable segments of Grupo Éxito, which meet the definition of operating segments, are the following:

Colombia:

-	Revenues and services from the commercial activity in Colombia, with stores under the brands Éxito, Carulla, Surtimax, Súper Inter, Surti Mayorista, and the B2B format.

Argentina:

-	Revenues and services from the commercial activity in Argentina, with stores under the brands Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from the commercial activity in Uruguay, with stores under the brands Disco, Devoto, and Géant.

Retail sales by each of the segments are as follows:

Operating segment	January 1 to March 31, 2025	January 1 to March 31, 2024
Colombia	3,810,579	3,703,345
Argentina	299,641	295,716
Uruguay	1,054,369	1,037,043
Total consolidated sales	5,164,589	5,036,104

The following is additional information by operating segment:

	For the period ended March 31, 2025
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,810,579	299,641	1,054,369	5,164,589	-	5,164,589
Service revenue	200,431	17,181	7,270	224,882	-	224,882
Other revenue	13,297	-	1,874	15,171	-	15,171
Gross profit	876,340	100,599	405,834	1,382,773	-	1,382,773
Operating profit	91,060	(20,994)	128,276	198,342	-	198,342
Depreciation and amortization	142,788	10,603	24,572	177,963	-	177,963
Net finance result	(69,861)	(9,027)	1,916	(76,972)	-	(76,972)
Profit before income tax from continuing operations	31,269	(30,021)	130,192	131,440	-	131,440
Tax expense	9,874	10,326	(23,916)	(3,716)	-	(3,716)

	For the period ended March 31, 2024
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	3,703,345	295,716	1,037,043	5,036,104	-	5,036,104
Service revenue	189,458	9,809	6,914	206,181	-	206,181
Other revenue	31,255	1	1,598	32,854	-	32,854
Gross profit	843,260	100,301	378,392	1,321,953	-	1,321,953
Operating profit	(1,048)	(2,850)	99,126	95,228	-	95,228
Depreciation and amortization	143,066	7,378	23,187	173,631	-	173,631
Net finance result	(94,714)	14,576	(2,572)	(82,710)	-	(82,710)
Profit before income tax from continuing operations	(117,822)	11,726	96,554	(9,542)	-	(9,542)
Tax expense	33,809	(10,613)	(21,634)	1,562	-	1,562

(1)	Non-operating companies, holding companies that hold shares of the operating companies, are assigned for segment reporting purposes to the geographical area to which the operating companies belong. In cases where the holding company holds investments in multiple operating companies, it is assigned to the most significant operating company.

(2)	It refers to the balances of transactions conducted between the segments that are eliminated in the financial statement consolidation process.

Total assets and liabilities by segment are not reported internally for management purposes and, consequently, are not disclosed.

Note 41. Assets held for sale

Assets held for sale

Grupo Éxito’s management has a plan to sell certain properties in order to structure projects that will allow for better utilization of these properties, increase their potential future sale price, and generate additional resources for Grupo Éxito. As a result of this plan, some of the property, plant, and equipment, as well as some of the investment properties, have been classified as assets held for sale.

The balance of assets held for sale reflected in the statement of financial position is as follows:

	March 31, 2025	December 31, 2024
Investment property	2,645	2,645

It refers to the La Secreta parcel, negotiated with the buyer in 2019. As of December 31, 2024, 59.12% of the payment for the property has been received. The remainder of the asset will be delivered along with the payments for the asset, which will be received in 2025. The deed for the contribution to the trust was signed on December 1, 2020, and registered on December 30, 2020.

No income or expenses have been recognized in the results or in other comprehensive income related to the use of these assets.

Note 42. Subsequent Events

No subsequent events after the reporting period date were identified that represent significant changes in the financial position and operations of the Company, or that, due to their relevance, need to be disclosed in the financial statements.